UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File No. 1-9924

__________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citibuilder 401(k) Plan for Puerto Rico
Plans Administration Committee
One Court Square, 21st Floor
Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citigroup Inc.
388 Greenwich Street
New York, NY 10013

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

*	Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 10, 2016

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$26,146,682	$28,181,079
Investments in fully benefit-responsive investment contracts,
at contract value	1,876,796	2,361,112
Total investments	28,023,478	30,542,191
Receivables:
Employer contributions	1,085,729	1,439,397
Interest and dividends	6,039	6,129
Receivable for securities sold	48,734	9,430
Participant contributions	83	—
Participant loans	1,365,191	2,333,876
Other	104	13
Total receivables	2,505,880	3,788,845
Total assets	30,529,358	34,331,036
Liabilities:
Payable for securities purchased	52,792	12,006
Payable for trustee and administrative fees	11,191	15,531
Total liabilities	63,983	27,537
Net assets available for benefits	$30,465,375	$34,303,499
See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Investment income:
Dividends	$132,470	$173,176
Interest	76,378	91,132
Net (depreciation) appreciation in fair value of investments	(524,816)	1,152,448
Net investment (loss) income	(315,968)	1,416,756
Interest income from loans receivable from participants	58,506	103,445
Contributions:
Employer	1,064,926	1,368,455
Participants	1,118,636	1,274,267
Rollover	13,988	—
Total contributions	2,197,550	2,642,722
Total additions to net assets	1,940,088	4,162,923
Deductions from net assets attributable to:
Distributions to participants	5,722,869	3,070,843
Trustee and administrative expenses	51,065	60,443
Dividends paid directly to participants	4,278	1,258
Total deductions from net assets	5,778,212	3,132,544
Net (decrease) increase	(3,838,124)	1,030,379
Net assets available for benefits at:
Beginning of year	34,303,499	33,273,120
End of year	$30,465,375	$34,303,499
See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).
Banco Popular de Puerto Rico (Banco Popular) is the trustee of the Plan. Plan investments, including the Citigroup Common Stock Fund, are held at State Street Bank & Trust Company (State Street), the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third‑party administrator.
The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained a registered investment advisor to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.
The Plan also offers the Professional Management Program through a registered investment advisor, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.

Effective January 1, 2016, the Plan was amended to change the name from Citibuilder 401(k) Plan for Puerto Rico to Citi Retirement Savings Plan for Puerto Rico.

(b)	Eligibility
Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.
Full‑time employees or part‑time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.
Part‑time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

(c)	Employee Contributions
An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before‑tax contribution deferral in any 1% increment, by an amount up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before‑tax salary deferrals, plus an additional catch‑up contribution, if eligible (in whole percentages but not exceeding 49% of pay). The statutory limit for before‑tax contributions was $15,000 for both 2015 and 2014. Employee before‑tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.
Eligible full or part‑time employees will be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after their eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90‑day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Effective January 1, 2016, the Plan was amended to change the initial automatic deferral percentage from 3% to 6%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007, who are automatically enrolled in the Plan, will be deemed to have filed a deferral election authorizing their before‑tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. Effective January 1, 2016, the Plan was amended to change this 10% maximum to 15%. An automatically enrolled employee may change the rate of before‑tax deferrals at any time.
Catch‑up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year‑end can contribute up to 49% of their eligible pay up to $1,500 for both 2015 and 2014, increasing the participants’ statutory limitation on before‑tax contribution to $16,500 for both 2015 and 2014. There is no automatic enrollment for catch‑up contributions.
In addition, the PRIRC limits contributions for highly compensated participants, defined by the PRIRC to be participants with annual compensation greater than $120,000 and $115,000 for 2015 and 2014, respectively.

(d)	Employer Contributions
During 2015 and 2014, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.
The Company matching contribution was equal to 100% of the participant’s before-tax contributions up to 6% of the participant’s eligible compensation in 2015 and 2014 (up to the annual compensation maximum set by the PRIRC - $265,000 for 2015 and $260,000 for 2014) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant’s contribution or 6% of the participant’s eligible compensation up to the statutory limit. Catch‑up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan is $100,000 or less.
An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.
At December 31, 2015, the employer contribution receivable was $1.09 million; whereas, at December 31, 2014, the employer contribution receivable was $1.44 million. Company contributions relating to 2015 and 2014 were received and credited to participant accounts during the first quarter of 2016 and 2015, respectively.

(e)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.
Participants may elect to invest their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.
A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions
The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.
Of the participant contributions reported in 2015 and 2014, $13,988 and $0, respectively, related to rollover contributions into the Plan.

(g)	Investment Options
Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.
In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.
In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 3) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher yielding, fixed income investments intended to preserve principal and earned interest.
If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.
These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.
To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.
In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so.
The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering.
Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.
Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.
Effective September 29, 2014, SSgA U.S. Bond Index SL SF CL I (a/k/a SSgA Barclays Aggregate Bond Index) was eliminated and replaced with the State Str Bk & Tr Co Invt Fds Mutual Fund (a/k/a SSgA Diversified Bond Fund).
Effective November 14, 2014, the BFA LifePath Index 2015 Fund was merged into the BFA LifePath Retirement Fund and the BFA LifePath Index 2055 Fund was added.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

Effective March 13, 2015, the PIMCO Emerging Markets Bond Fund was eliminated as a component of the Emerging Market Bond Fund and the assets were transferred to Wellington Emerging Market Bond Fund.
Effective June 26, 2015, SSgA Active Emerging Market Select was eliminated as a component of the Emerging Market Equity Fund and replaced with TT Emerging Market Equity.
Effective June 26, 2015, the SSgA DJ/UBS Roll Select Commodity Index was renamed the SSgA Bloomberg Roll Select Commodity Index.
Effective September 25, 2015, the PIMCO All Asset All Authority Fund was eliminated and all the assets were transferred to the BlackRock Life Path Fund that most closely matched the impacted participants’ projected retirement year.
Effective June 1, 2016, WAMCO High Yield was eliminated as a component of the High Yield Bond Fund and replaced by BlackRock High Yield and Prudential High Yield. Additionally, the weighting for the High Yield Bond Fund was changed to 40% T. Rowe Price, 40% BlackRock and 20% Prudential.

(h)	Vesting
The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.
Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her pre-2008 Company matching contributions.
Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts
Forfeitures are used to offset expenses of the Plan. During 2015 and 2014, $1,731 and $2,309, respectively, of forfeitures was used to offset Plan expenses. As of December 31, 2015 and 2014, unallocated forfeitures were $2,433 and $2,572, respectively.

(j)	Loans Receivable from Participants
Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2015 and 2014, bore interest rates of 4.25%.
Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.
Loan repayments by participants who are employed by the Company are generally made through after‑tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general‑purpose loans or up to 20 years for the purchase of a primary residence.
Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.
A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals
Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59½ or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions
A participant, after leaving the Company, can have the total of his or her vested account distributed in accordance with the provisions of the Plan.
If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump‑sum payment or installments. The value of this distribution will be based on the value of the participant’s vested account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.
Distributions to which a participant is entitled are the vested amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

(c)	Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value.
Cash equivalents and short-term investments are valued at cost, which approximates fair value.
Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over‑the‑counter market are valued at their last sale or bid price. This includes U.S. and non‑U.S. equities in separately managed accounts.
The shares of common stock held by the Citigroup Common Stock Fund are valued at the last reported sale price on the New York Stock Exchange on the last business day of the year.
Mutual funds are valued at the net asset value (NAV) reported in the active market where the fund is traded on a daily basis.
Collective trust funds are valued at the NAV as a practical expedient as reported by the sponsor of the fund. Participant‑directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7‑day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2015.
Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan’s year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value of Financial Instruments
The carrying value of the following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Recently Issued Accounting Pronouncement
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted for all entities. Management adopted the provisions of this ASU effective 2015, with retroactive application.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of the ASU removes the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement. Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end. The ASU is effective for all entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. Management early adopted the provisions of this ASU effective 2015, as such, (i) fully benefit responsive investments contracts are stated at contract value, (ii) the disclosures in Part II for the individual investments that represents 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated and (iii) Part III had no impact on the Plan's financial statements.

(3)	Guaranteed Investment Contracts
The Plan’s BNY Mellon Stable Value Fund (Fund) is a custom investment vehicle that invests in fully benefit‑responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short‑term investments.
Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise.
An investment contract is considered fully benefit‑responsive if all of the following criteria are met:

•	The investment contract is between the Fund and the issuer and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the Fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant‑initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The Fund must allow participants reasonable access to their funds.
The Plan’s management has concluded that the GICs are fully benefit‑responsive investment contracts and has reported such contracts at contract value as shown in the table below:

	2015	2014
Investments in fully benefit-responsive investment contracts, at contract value:
Traditional GICs	$10,897	$66,153
Separate account GICS	309,408	387,462
Synthetic GICs	1,556,491	1,907,497
Investments in fully benefit-responsive investment contracts, at contract value	$1,876,796	$2,361,112
In addition, the Fund owns units of the State Street Short‑Term Investment Fund, which serves as the Fund’s short‑term liquidity vehicle, included in the fair value hierarchy table in cash equivalents and short-term investments.

(4)	Fair Value Measurements
FASB ASC Topic 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model‑derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
ASU No. 2015-07 removes the requirement to categorize investments for which fair value is measured using the NAV per share practical expedient within the fair value hierarchy.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2015.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$1,945,232	$193,852	$—	$2,139,084
U.S. equities	2,082,443	—	—	2,082,443
Non-U.S. equities	675,650	—	—	675,650
Mutual funds	2,017,219			2,017,219
Investments in fair value hierarchy	$6,720,544	$193,852	$—	6,914,396
Investments valued at NAV:
Collective trust funds				19,232,286
Investments, at fair value				$26,146,682

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$2,473,841	$201,843	$—	$2,675,684
U.S. equities	2,260,122	—	—	2,260,122
Non-U.S. equities	519,938	—	—	519,938
Mutual funds	2,498,053			2,498,053
Investments in fair value hierarchy	$7,751,954	$201,843	$—	7,953,797
Investments valued at NAV:
Collective trust funds				20,227,282
Investments, at fair value				$28,181,079
Other than the changes due to the adoption of new accounting pronouncements, there were no significant transfers of investments among levels during the years ended December 31, 2015 and 2014. There were no changes in the fair value methodology used at December 31, 2015 and 2014.

(5)	Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.
Any expenses not borne by the Plan are paid by the Company.

(6)	Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant‑directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

At December 31, 2015 and 2014, approximately 5% of the Plan’s total investments were invested in Citigroup common stock, respectively. The underlying value of the Company stock is subject to operational and market risks.

(7)	Party‑in‑Interest Transactions
Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock Fund was $1.4 million and $1.6 million December 31, 2015 and December 31, 2014, respectively.
The Plan held direct investments in the Company’s common stock of $16,982 and $16,016 at December 31, 2015 and December 31, 2014, respectively. In 2015 and 2014, the Company paid $4,278 and $1,258, respectively, to the participants for dividends on common stocks held directly.
The Plan held direct investments in State Street Corporation’s common stock of $9,281 and $9,904 at December 31, 2015 and 2014, respectively.
Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $15.5 million and $16.0 million at December 31, 2015 and December 31, 2014, respectively.
At December 31, 2015 and 2014, the Plan held $193,852 and $242,479, respectively, of the State Street Bank & Trust Co Short‑Term Investment Fund, State Street Bank & Trust Co Government Short‑Term Investment Fund, and State Street (US Dollar) Fund. At December 31, 2015 and 2014, the Plan also held $868 and $1,382, respectively, in State Street Bank & Trust Co through synthetic GICs.
These transactions qualify as exempt party‑in‑interest transactions. There have been no known prohibited transactions with parties‑in‑interest.

(8)	Tax Status
The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 12, 2014 that the Plan as amended and restated effective January 1, 2012 and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. By letters dated April 29, 2016, the Puerto Rico Department of Treasury determined and informed the Plan that Amendments 1, 2 and 3 to the Plan meets the applicable requirements of the PRIRC. On April 6, 2016, the Plan applied to the taxing authority for a determination that Amendment 4 to the Plan effective as of January 1, 2016 and the amendment to the Trust Agreement effective as of August 6, 2015 meet the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the September 12, 2014 determination letter, the Plan’s management and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax‑exempt and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan's management has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2011.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

(9)	Plan Termination
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Pending Litigation
Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA - Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in financial distress. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bancorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision in Dudenhoeffer was issued on June 25, 2014, pursuant to which plaintiffs filed a Third Consolidated Amendment Complaint reflecting this decision on July 30, 2014. In plaintiffs’ Third Consolidated Amended Complaint, plaintiffs primarily allege that defendants knew or should have known that it was imprudent to allow Plan assets to be invested in Company common stock due to its financial condition during a putative class period of January 16, 2008 through March 5, 2009. On May 13, 2015, the court dismissed the case with prejudice finding that the plaintiff’s claims were time-barred and that the complaint failed to state a claim under the Supreme Court’s decision in Dudenhoeffer. Plaintiffs filed a motion for reconsideration, which was denied in its entirety on July 6, 2015. On August 4, 2015, plaintiffs appealed the decisions on both motions to the United States Court of Appeals for the Second Circuit. On May 23, 2016, the Second Circuit affirmed the lower court’s order dismissing the lawsuit holding that participants’ claims are barred by ERISA’s three-year statute of limitation.

(11)	Subsequent Events
The Plan’s management evaluated subsequent events through the date on which the financial statements were issued and determined that, other than those disclosed throughout the financial statements, no additional disclosures were required.

(12)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2015 and 2014:

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
Net assets available for benefits per the financial statements	$30,465,375	$34,303,499
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,313	78,375
Net assets available for benefits per the Form 5500	$30,492,688	$34,381,874

Net (decrease) increase in net assets available for benefits per the financial statements	$(3,838,124)	$1,030,379
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(78,375)	(70,673)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,313	78,375
Net (decrease) increase in net assets per Form 5500	$(3,889,186)	$1,038,081

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value

	Cash equivalents and short-term investments:
	Australian Dollar			39	$28	$28
	Blackrock T-Funds			1,944,973	1,944,973	1,944,973
	Brazilian Real			89	23	23
	Canadian Dollar			5	4	4
	Danish Krone			55	8	8
	Euro Currency			2	2	2
	Hong Kong Dollar			158	20	20
	Indian Rupee			6,853	103	103
	Indonesian Rupiah			308,372	22	22
	Japanese Yen			2,342	19	19
	Kenyan Shilling			28	—	—
	Mexican Peso (New)			38	2	2
	New Taiwan Dollar			1,828	56	56
	New Zealand Dollar			26	17	17
	Philippine Peso			864	18	18
	Polish Zloty			10	3	3
	Pound Sterling			77	114	114
	Romanian Leu			11	3	3
	South African Rand			84	6	6
	South Korean Won			5,942	5	5
*	State Street (US Dollar) Fund			19,841	19,841	19,841
*	State Street Bank & Trust Co Short Term Investment Fund	0.28%		46,189	46,189	46,189
*	State Street Bank & Trust Co Government Short Term Investment Fund	0.06%		127,822	127,822	127,822

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Turkish Lira			23	8	8
UAE Dirham			264	72	72
US Dollar Overdrawn			(273)	(274)	(274)
Total cash equivalents and short-term investments				2,139,084	2,139,084
U.S. equities:
Abercrombie & Fitch Co			28	949	751
ABM Industries Inc			16	446	462
ACI Worldwide Inc			137	2,787	2,933
Actuant Corp			69	1,843	1,641
Advanced Energy Industries			28	656	780
Aegion Corp			22	534	429
Aep Industries Inc			5	297	399
Aimmune Therapeutics Inc			3	60	58
Air Lease Corp			9	288	305
Air Products and Chemicals Inc			75	10,208	9,792
Altria Group Inc			220	5,888	12,819
Ambac Financial Group Inc			22	330	317
American Assets Trust Inc REIT			9	364	349
American Axle Mfg Holdings			26	626	487
American Capital Mortgage In REIT			9	180	130
American Eagle Outfitters			113	1,687	1,744
American Express Co			130	7,822	9,051
American International Group			185	7,368	11,451
American Residential Propert REIT			23	409	428

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
American Woodmark Corp			9	404	710
Ameriprise Financial Inc			79	4,109	8,403
Amsurg Corp			8	400	621
Anika Therapeutics Inc			11	418	416
Anixter International Inc			5	469	295
Anthem Inc			55	4,226	7,685
Anworth Mortgage Asset Corp REIT			40	220	175
Apogee Enterprises Inc			1	59	49
Apollo Investment Corp			29	202	150
Applied Genetic Technologies			15	229	304
Arcbest Corp			15	492	320
Ardelyx Inc			3	60	59
Ares Commercial Real Estate REIT			34	448	389
Argan Inc			14	433	459
Ariad Pharmaceuticals Inc			14	98	88
Ascena Retail Group Inc			52	897	516
Aspen Technology Inc			28	1,032	1,044
Avalanche Biotechnologies Inc			46	748	434
Bank Of America Corp			807	15,323	13,578
Barrett Business Svcs Inc			6	301	259
Belden Inc			13	986	618
Berry Plastics Group Inc			15	536	549
Big Lots Inc			2	82	74
Bloomin Brands Inc			11	182	184

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Blucora Inc			72	1,212	709
BMC Stock Holdings Inc			22	432	375
Boise Cascade Co			3	98	83
Booz Allen Hamilton Holdings			15	326	449
Brink S Co			6	146	164
Bristow Group Inc			23	637	587
Brooks Automation Inc			16	177	173
Cabot Corp			8	472	330
CAC Maine Foods Inc			10	563	479
Cambrex Corp			19	785	903
Capital One Financial Corp			176	5,834	12,736
Cara Therapeutics Inc			3	48	51
Cardinal Health Inc			108	3,587	9,612
Cascade Microtech Inc			19	251	312
Cavco Industries Inc			10	718	796
Celldex Therapeutics Inc			18	269	287
Centene Corp			8	258	532
Central Garden And Pet Co A			36	610	495
Century Casinos Inc			5	35	38
Chatham Lodging Trust REIT			52	1,192	1,063
Chemed Corp			7	743	1,104
Chevron Corp			110	9,823	9,895
Chimerix Inc			9	330	80
Churchill Downs Inc			2	255	254

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Cigna Corp			66	2,609	9,691
	Cirrus Logic Inc			18	619	531
*	Citigroup Inc			26,899	2,228,595	1,392,042
	Cloud Peak Energy Inc			49	644	101
	Clubcorp Holdings Inc			13	219	229
	Coherent Inc			13	865	864
	Coherus Biosciences Inc			10	219	219
	Colony Financial Inc REIT			7	155	142
	Columbia Banking System Inc			14	274	444
	Comfort Systems Usa Inc			7	156	188
	Concert Pharmaceuticals Inc			20	452	388
	Conocophillips			188	10,047	8,768
	Consumer Portfolio Services			7	41	34
	Convergys Corp			8	184	205
	Corvel Corp			2	64	84
	CRA International Inc			3	70	55
	Crane Co			23	1,210	1,093
	Cross Country Healthcare Inc			9	156	155
	Cubic Corp			14	635	644
	Culp Inc			7	185	166
	Curtiss Wright Corp			21	1,333	1,425
	CYS Investments Inc REIT			69	604	489
	Cytokinetics Inc			32	219	330
	Dave & Buster's			21	809	877

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Dean Foods Co			48	832	827
Deere Co			76	6,888	5,811
Demand Media Inc			10	92	55
Depomed Inc			18	412	330
Dermira Inc			13	372	451
Dhi Group Inc			74	685	682
Discover Financial Services			137	2,753	7,350
Donaldson Co Inc			47	1,722	1,351
Drew Industries Inc			15	724	906
Dril Quip Inc			3	168	171
E Trade Financial Corp			223	3,223	6,616
Earthlink Holdings Corp			111	876	824
Eaton Vance Corp			53	2,047	1,709
Eldorado Resorts Inc			21	205	236
Emcor Group Inc			1	68	70
Emergent Biosolutions Inc			17	514	665
Employers Holdings Inc			31	836	859
Endocyte Inc			6	23	22
Enersys			55	3,540	3,094
Enteromedics Inc			25	—	—
Eplus Inc			—	28	31
Euronet Worldwide Inc			1	81	73
Express Inc			54	994	934
Extreme Networks Inc			47	198	190

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fairmount Santrol Holdings			437	5,926	1,027
Farmer Bros Co			4	113	116
Federal Agric Mtg Corp			5	162	160
Fidelity Southern Corp			38	717	848
Fifth Street Finance Corp			37	343	234
Fifth Third Bancorp			389	4,714	7,824
Finish Line			34	880	609
First American Financial			26	675	925
First Cash Finl Svcs Inc			83	3,679	3,092
First Citizens Bcshs			2	469	515
First Defiance Finl Corp			5	188	195
First Niagara Financial Grp			320	3,142	3,467
Five Prime Therapeutics Inc			6	132	228
FMC Corp			174	8,578	6,823
Fonar Corp			26	413	446
Forum Energy Technologies In			13	392	166
Forward Air Corp			28	1,228	1,194
Fossil Group Inc			69	4,894	2,511
Freightcar America Inc			17	397	336
FTD Cos Inc			13	416	342
FTI Consulting Inc			11	372	385
Futurefuel Corp			5	53	64
G & K Services Inc			5	310	332
General Cable Corp			20	268	272

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
General Communication Inc			10	163	202
General Dynamics Corp			53	4,085	7,316
Geron Corp			21	93	100
Gibraltar Industries Inc			10	243	243
Gigamon Inc			5	146	143
Global Brass and Copper Holding Inc.			15	284	318
Granite Construction Inc			13	516	573
Graphic Packaging Holding Co			106	1,088	1,354
Gray Television Inc			41	579	672
Group 1 Automotive Inc			8	514	597
Gulf Island Fabrication Inc			12	135	126
Hackett Group Inc			25	394	395
Hanesbrands Inc			384	2,425	11,313
Hanger Inc			15	500	243
Hanover Insurance Group Inc			9	380	706
Hatteras Financial Corp REIT			29	562	379
Hawaiian Holdings Inc			27	710	969
Heartware International Inc			10	524	487
Heidrick & Struggles Intl			13	259	348
Helix Energy Solutions Group			59	1,183	312
Herman Miller Inc			7	204	206
Hibbett Sports Inc			6	171	167
Hillenbrand Inc			14	441	417
Hometrust Bancshares Inc			11	207	228

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Honeywell International Inc			64	3,349	6,595
Hooker Furniture Corp			3	88	85
Huntington Ingalls Industrie			10	784	1,254
Hurco Companies Inc			5	139	137
ICU Medical Inc			8	765	900
IDT Corp			13	205	147
Inc Research Holdings Inc			19	610	899
Infinity Pharmaceuticals Inc			54	438	428
Infinity Property & Casualty			4	245	304
Innospec Inc			3	148	183
Inphi Corp			4	124	115
Insight Enterprises Inc			16	425	393
Insperity Inc Wd			6	317	298
Insteel Industries Inc			15	336	306
Integra Lifesciences Holding			9	393	636
Integrated Device Tech Inc			27	598	702
Intel Corp			177	5,541	6,095
Inteliquent Inc			44	493	776
Intl Speedway Corp			8	268	282
Isle Of Capri Casinos			35	673	488
Ixia			32	469	399
Ixys Corporation			4	52	54
Jack In The Box Inc			1	70	60
Jetblue Airways Corp			3	61	66

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Johnson & Johnson			94	6,009	9,633
Johnson Controls Inc388			223	10,881	8,815
Jpmorgan Chase & Co			207	8,520	13,685
K12 Inc			11	161	96
KAR Auction Services Inc			20	629	758
KBR Inc			318	9,989	5,379
Kcg Holdings Inc			63	792	772
Keycorp			522	6,687	6,881
Kindred Healthcare Inc			27	664	321
Knoll Inc			15	288	287
Koppers Holdings Inc			19	388	349
Korn/Ferry International			10	299	331
La Z Boy Inc			21	571	510
Landstar System Inc			3	172	164
Lemaitre Vascular Inc			10	133	165
Lhc Group Inc			11	409	494
Lifepoint Hospitals Inc			6	343	476
Lifevantage Corp			25	213	241
Lincoln Electric Holdings			21	1,269	1,079
Lindsay Corp			17	1,299	1,211
Live Nation Entertainment In			23	474	553
Logmein Inc			4	232	287
Macrogenics Inc			17	517	522
Manhattan Associates Inc			10	643	669

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Masimo Corp			5	203	205
Matson Inc			11	428	465
Maximus Inc			10	449	579
Maxlinear Inc			19	324	280
Mbia Inc			60	535	387
Mcbc Holdings Inc			18	249	249
Medifast Inc			24	735	738
Men S Wearhouse Inc			33	1,258	484
Mercadolibre Inc			27	3,191	3,137
Merck & Co. Inc.			163	8,280	8,623
Metaldyne Performance Group			7	146	136
MFA Financial Inc REIT			90	716	595
Microchip Technology Inc			227	6,465	10,572
Microsemi Corp			21	735	670
Microsoft Corp			190	3,951	10,535
Microstrategy Inc			4	732	725
Minerals Technologies Inc			9	505	392
Molina Healthcare Inc			17	843	1,047
Momenta Pharmaceuticals Inc			30	533	440
Movado Group Inc			11	299	283
MRC Global Inc			23	584	293
Msc Industrial Direct Co			20	1,513	1,149
Mueller Industries Inc			6	176	159
Multi Packaging Solutions Inc			15	196	253

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Myriad Genetics Inc			8	359	354
Nationstar Mortgage Holdings			25	774	334
Natus Medical Inc			8	312	367
Nautilus Inc			21	359	357
Navient Corp			568	8,344	6,501
Navigant Consulting Inc			72	1,245	1,164
Navigators Group Inc			37	2,346	3,163
Nci Building Systems Inc			2	19	20
Nelnet Inc			13	509	435
Neos Therapeutics Inc			3	41	45
Net 1 Ueps Technologies Inc			45	603	604
Netgear Inc			10	309	401
Neurocrine Biosciences Inc			2	106	133
Neustar Inc			24	668	584
Nevro Corp			3	224	228
New York Community Bancorp			614	9,281	10,015
Nielsen Holdings PLC			216	10,330	10,057
Nordson Corp			9	630	569
Norwegian Cruise Line Holdings			163	8,495	9,539
NU Skin Enterprises Inc			86	4,525	3,265
Nutrisystem Inc			10	236	211
NVR Inc			8	8,763	13,811
Occidental Petroleum Corp			135	9,192	9,127
Ophthotech Corp			8	403	627

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Oracle Corp			231	9,077	8,434
Outerwall Inc			11	726	402
Owens & Minor Inc			16	550	567
Owens Corning			281	10,858	13,210
Oxford Industries Inc			5	401	323
Parexel International Corp			14	809	949
Parsley Energy Inc			31	598	568
PDL Biopharma Inc			42	341	148
Pebblebrook Hotel Trust REIT			3	97	98
Pegasystems Inc			6	143	158
People S United Financial			510	6,130	8,242
Pfenex Inc			22	374	270
Pfizer Inc			330	7,266	10,641
PHH Corp			32	797	523
Philip Morris International			90	5,177	7,919
Phillips 66			83	5,950	6,800
Pinnacle Entertainment Inc			9	320	269
PNC Financial Services Group			103	5,184	9,821
PNM Resources Inc			11	290	322
Portola Pharmaceuticals Inc			6	280	289
Prestige Brands Holdings Inc			9	448	451
Progenics Pharmaceuticals			68	445	416
Progress Software Corp			30	775	728
Provident Financial Hldgs			1	12	13

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Qualcomm Inc			144	10,209	7,188
Radian Group Inc			42	606	568
Raytheon Company			61	3,187	7,642
Rci Hospitality Holdings Inc			6	62	57
Rent A Center Inc			15	409	231
Resources Connection Inc			12	205	191
Retailmenot Inc			37	355	364
Rex American Resources Corp			—	16	18
Reynolds American Inc			266	9,510	12,274
Rigel Pharmaceuticals Inc			81	355	247
Rofin Sinar Technologies Inc			30	775	809
RPX Corp			91	1,408	999
Rsp Permian Inc			22	530	527
Ruth S Hospitality Group Inc			8	132	125
Safety Insurance Group Inc			23	1,243	1,298
Sanderson Farms Inc			1	117	105
Sangamo Biosciences Inc			25	220	226
Sanmina Corp			9	127	192
Saul Centers Inc REIT			5	253	260
Schweitzer Mauduit Intl Inc			19	786	801
Sciclone Pharmaceuticals Inc			74	571	678
Seaworld Entertainment Inc			477	11,009	9,397
Select Comfort Corporation			23	600	503
Select Medical Holdings Corp			29	404	346

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Sensient Technologies Corp			3	161	182
	Shake Shack Inc			1	45	44
	Shenandoah Telecommunication			8	310	334
	Shoretel Inc			84	743	745
	Silver Bay Realty Trust Corp REIT			16	242	252
	SL Inds Inc			3	146	104
	SLM Corp			1,122	9,871	7,316
	Smith and Wesson Holding Corp			32	558	699
	Sorrento Therapeutics Inc			21	276	186
	Spark Energy Inc			5	77	112
	Spartannash Co			7	192	146
	Spirit Aerosystems Hold			210	7,935	10,539
	Spok Holdings Inc			8	112	138
	Spx Flow Inc			107	5,685	2,979
	Stancorp Financial Group			4	284	511
	Standex International Corp5			1	63	65
	Stanley Black & Decker Inc			113	6,960	12,085
	Starz			15	489	513
*	State Street Corp			140	6,978	9,281
	Stepan Co			4	222	212
	Steven Madden Ltd			18	595	549
	Sucampo Pharmaceuticals			18	304	309
	Summit Hotel Properties Inc REIT			4	49	48
	Sykes Enterprises Inc			31	575	960

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Symetra Financial Corp			25	499	782
Synnex Corp			16	871	1,426
Target Corp			86	4,931	6,221
Teletech Holdings Inc			24	648	683
Teradyne Inc			18	339	369
Terex Corp			26	939	479
Tessera Technologies Inc			6	208	175
Tetra Tech Inc			17	424	442
Texas Instruments Inc			197	5,690	10,801
Thermon Group Holdings Inc			79	1,768	1,340
Thor Industries Inc			19	1,192	1,078
Timken Co			70	2,364	2,009
Trevena Inc			40	420	424
Trueblue Inc			9	221	234
Tupperware Brands Corp			50	3,245	2,782
Tutor Perini Corp			13	316	223
Two Harbors Investment Corp REIT			83	844	669
Tyco International Plc			187	6,636	5,967
Tyler Technologies Inc			1	175	176
Ultragenyx Pharmaceutical In			—	33	38
United Fire Group Inc			3	104	116
United Online Inc When Issue			20	238	241
United Technologies Corp			108	10,283	10,336
Unitedhealth Group Inc			76	3,462	8,962

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Universal Corp			5	283	299
Verizon Communications Inc			202	8,494	9,323
Virtus Investment Partners			13	2,126	1,492
Vwr Corp			12	311	340
Wabash National Corp			75	1,016	889
Walker & Dunlop Inc			42	714	1,220
Washington Federal Inc			24	529	575
Web.Com Group Inc			40	977	809
Weis Markets Inc			4	149	159
Wells Fargo & Co			254	8,198	3,705
Wesco International Inc			15	1,053	646
Western Refining Inc			15	620	533
Woodward Inc			48	2,223	2,393
World Fuel Services Corp			45	1,968	1,717
Xo Group Inc			18	307	296
Yrc Worldwide Inc			30	460	432
Zagg Inc			54	421	590
Zeltiq Aesthetics Inc			11	379	324
Zix Corp			131	654	667
Total U.S. equities				2,824,842	2,082,443
Non-U.S. equities:
3I Group Plc			55	351	388
58.Com Inc			25	1,122	1,636
Aalberts Industries Nv			38	1,028	1,328
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Abcam Plc			235	1,607	2,305
Adani Ports And Special Econ			116	586	457
Advantech Co Ltd			188	1,280	1,213
Afreecatv Co Ltd			52	1,570	1,236
Aia Group Ltd			676	4,036	4,067
Air Arabia Pjsc			4,512	1,721	1,671
AIR Water Inc			73	1,116	1,188
Airports Of Thailand Pcl			150	1,270	1,447
Ajisen China Holdings Ltd			535	423	237
Alibaba Group Holding			95	7,852	7,692
Altisource Portfolio Sol			6	171	175
Altran Technologies Sa			97	993	1,301
Amadeus It Holding			42	1,601	1,851
Ambev			863	5,493	3,848
Ambu			79	1,450	2,412
Amorepacific Corp			4	1,174	1,417
Anadolu Hayat Emeklilik			1,048	2,046	2,171
Anta Sports Products Ltd			174	497	478
Apollo Hospitals Enterprise			23	341	504
Argo Group International			1	69	84
Ashikaga Holdings Co Ltd			357	1,448	1,402
Ashmore Group Plc			681	3,987	2,571
Asian Paints Ltd			57	727	762
Aspen Insurance Holdings Ltd			46	2,092	2,214

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Aspen Insurance Holdings Ltd			17	817	809
Aspen Pharmacare Holdings Ltd			61	1,668	1,212
Assured Guaranty Ltd			13	314	343
Astra International Tbk			2,523	1,142	1,098
Aurobindo Pharma Ltd			63	797	835
Auto Trader Group Plc			219	903	1,436
Autohome Inc			41	1,500	1,417
Avanza Bank Holding Ab			41	1,417	1,797
AVG Technologies			19	431	381
Avichina Industry			621	683	488
Axiare Patrimonio Socimi Sa REIT			189	2,395	2,716
Axis Bank Ltd Depository Receipt			124	5,032	4,157
Axis Capital Holdings Ltd25			39	1,980	2,212
Ayala Land Inc			1,713	1,406	1,254
Baidu Inc			23	4,408	4,367
Banca Generali Spa			40	1,088	1,262
Banca Transilvania			2,209	1,171	1,290
Banco Bradesco			394	2,340	1,896
Banco Santander Chile			50	1,227	883
Bangkok Airways			4,199	2,379	2,695
Bangkok Dusit Med Service			1,564	1,004	970
Bank Negara Indonesia Perser			8,598	3,502	3,112
Bank Of The Ryukyus Ltd			81	1,277	1,144
Bank Rakyat Indonesia Perser			3,175	2,323	2,632

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Baron De Ley			6	582	743
BB Seguridade Participacoes			190	1,818	1,171
Bdo Unibank Inc			580	1,368	1,295
BEC World Pcl			1,152	1,405	976
Bec World Public Co Ltd			5	4	4
Beijing Enterprises Water Gr			1,421	694	999
Bharti Infratel Ltd			135	850	871
Bidvest Group Ltd			31	786	660
Bim Birlesik Magazalar			33	683	587
Binggrae Co Ltd			10	797	557
Biomerieux			7	697	802
Booker Group Plc			221	646	591
BP Plc Spons			325	13,091	10,170
BR Malls Participacoes Sa			119	807	333
Brasil Brokers Participacoes			608	549	201
Brenntag Ag			29	1,454	1,537
BRF Sa			56	1,221	791
Britannia Industries Ltd			19	928	866
BT Investment Management Ltd			193	1,057	1,802
Bursa Malaysia Bhd			396	960	770
Byggmax Group Ab			103	686	1,059
Cairn Homes Plc			452	574	586
Carnival Corp			254	9,690	13,827
Central Pattana Pub Co			706	977	922

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cetip Sa Mercados Organizado			101	1,119	959
China Construction Bank			9,874	9,371	6,765
China Everbright Intl Ltd			658	1,090	845
China Machinery Engineering			1,164	845	854
China Mengniu Dairy Co			391	1,116	638
China Mobile Ltd			230	2,936	2,592
China Overseas Land and Invest			813	2,628	2,843
China Pacific Insurance			1,721	8,298	7,072
China Petroleum + Chemical H			3,910	2,379	2,366
China Resources Land Ltd			633	1,852	1,846
China Vanke Co Ltd H			1,002	2,102	2,961
Chugoku Marine Paints Ltd			213	1,811	1,583
Cielo Sa			141	1,688	1,193
CJ Cheiljedang Corp			3	1,208	1,073
Cochlear Ltd			20	1,191	1,368
Computer Modelling Group Ltd			44	460	286
Concentric Ab			99	1,139	1,257
Convenience Retail Asia Ltd			1,292	885	580
Cosan Ltd			1,102	5,307	4,065
Coway Co Ltd			12	845	829
Cp All Pcl			930	1,286	1,014
Credicorp Ltd			18	2,491	1,728
Credit Saison Co Ltd			52	980	1,044
Credito Real Sab De Cv			296	812	749

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
CRH Plc Sponsored			406	8,716	11,692
Cspc Pharmaceutical Group Ltd			1,231	1,280	1,258
Ctrip.Com International			26	1,341	1,217
CTS Eventim Ag & Co Kgaa			41	1,177	1,637
Cub Elecparts Inc			47	523	560
Cyfrowy Polsat Sa			313	1,799	1,654
Dabur India Ltd			135	564	564
Daiichikosho Co Ltd			33	893	1,313
Dali Foods Group Co Ltd			1,278	861	726
DCC Plc			26	1,494	2,143
Delphi Automotive Plc			63	2,705	5,380
Delta Electronics Inc			500	2,468	2,368
Descartes Systems Grp			59	911	1,183
Descente Ltd			2	23	25
Dfs Furniture Plc			319	1,266	1,563
Direct Line Insurance Group			211	1,124	1,267
Discovery Ltd			60	441	518
DKSH Holding Ltd			26	1,863	1,638
Doctor Reddy S Lab			20	1,127	931
Dometic Group Ab			134	823	862
DP World Ltd			203	4,259	4,122
Dubai Islamic Bank			430	921	723
Dufry Ag Reg			13	1,883	1,535
E.Sun Financial Holding Co			1,661	931	968

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Eaton Corp Plc			106	5,521	5,507
Ebiquity Plc			335	645	688
Eclat Textile Company Ltd			53	821	728
Edenred			53	1,265	996
Edita Food Industries			56	910	1,040
Eicher Motors Ltd			2	473	394
Emaar Malls Group Pjsc			838	713	630
Emaar Properties Pjsc			1,666	3,568	2,581
Eo Technics Co Ltd			13	1,206	1,335
Erste Group Bank Ag			121	3,493	3,793
Essent Group Ltd5			18	389	389
Eurofins Scientific			8	2,169	2,877
Eva Precision Industrial Hld			9,687	2,523	1,725
Everest Re Group Ltd			9	1,465	1,725
Exova Group Plc			488	1,326	1,041
Feng Tay Enterprise Co Ltd			74	419	381
Ferroglobe Plc			25	491	266
Fibra Uno Administracion Sa REIT			572	1,660	1,259
First Gulf Bank			184	518	635
Firstrand Ltd			299	1,133	819
Fisher & Paykel Healthcare C			393	1,613	2,397
Flybe Group Plc			776	1,408	1,047
Fomento Economico Mex Sp			19	1,800	1,797
Fresh Del Monte Produce			—	2	3

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fubon Financial Holding Co			560	748	767
Fufeng Group Ltd			3,319	1,681	1,499
Fujitec Co Ltd			171	1,746	1,770
Fujitsu General Ltd			98	1,254	1,264
Geely Automobile Holdings Ltd			1,179	630	628
Georgia Healthcare Group Plc			250	709	571
Global Indemnity Plc			11	288	310
Great Wall Motor Company			1,432	1,828	1,672
Greencross Ltd			189	817	922
Grifols Sa			33	1,335	1,517
Grifols Sa B Preference			7	246	225
Grupo Aeroport Del Pacific			56	457	498
Grupo Aeroportuario Sur			6	907	843
Grupo Fin Santander			151	1,165	1,308
Grupo Fin Santander			317	586	554
Grupo Financiero Inbursa O			300	829	542
Grupo Lala Sab De Cv			290	698	669
GS Retail Co Ltd			22	521	997
Haier Electronics Group Co			622	1,026	1,262
Havas Sa			94	818	789
Hays Plc			651	1,290	1,401
HDFC Bank Limited			190	2,191	3,105
Hikari Tsushin Inc			27	1,902	1,873
Hindustan Unilever Ltd			71	1,045	918

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Hoshino Resorts Reit Inc REIT			—	1,227	1,285
Hotel Shilla Co Ltd			4	433	275
Housing Development Finance			144	2,416	2,750
Huaneng Renewables Corp H			3,233	1,371	968
Huhtamaki Oyj			31	871	1,110
Huntsworth Plc			592	473	344
Icici Bank Ltd			516	5,272	4,040
Icon Plc			7	321	550
Iguatemi Emp De Shopping			67	594	319
Ihh Healthcare Bhd			322	538	493
IMCD Group Nv			40	1,209	1,473
Indusind Bank Ltd			124	1,302	1,812
Indutrade Ab			15	569	850
Infosys Ltd			169	3,020	2,820
Infraestructura Energetica N			128	658	534
Integrated Diagnostics Holding			458	2,602	2,266
Intermediate Capital Group			141	1,089	1,303
Interpark Corp			60	1,202	1,166
Intertrust Nv			40	707	875
Intl Container Term Svcs Inc			187	435	280
Investec Plc			235	1,999	1,661
Invincible Investment Corp REIT			3	1,319	1,506
IP Group Plc			338	1,138	1,021
IQU Plc			3,980	1,051	1,027

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Itau Unibanco Holding S Pref Preference			331	2,430	2,203
Ituran Location And Control			85	1,856	1,610
Japan Securities Finance Co			285	1,797	1,466
Jin Co Ltd			11	259	394
JP Morgan Structured Products			1,468	5,697	6,395
Jupiter Fund Management			332	1,968	2,208
Just Eat Plc			216	1,373	1,575
Kadokawa Dwango Corp			62	829	939
Kakaku.Com Inc			51	745	1,014
Kalbe Farma Tbk Pt			3,529	392	338
Kangwon Land Inc			25	920	825
Kasikornbank Pcl			230	1,449	962
Kendrion Nv			34	966	902
KOC Holding As			443	2,258	1,659
Koito Manufacturing Co Ltd			35	987	1,450
Komercni Banka As			3	604	538
Korea Electric Power Corp			64	2,728	2,715
Korean Reinsurance Co			331	3,493	3,995
Laboratorios Farmaceuticos R			82	919	1,276
Largan Precision Co Ltd			62	5,157	4,289
Leeno Industrial Inc			18	662	705
Lenta Ltd			427	3,101	2,879
Lg Chem Ltd			3	791	777
Lg Corp			96	4,702	5,138

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
LG Household & Health Care			4	2,471	3,568
Lig Nex1 Co Ltd			20	1,229	1,731
Lindab International Ab			108	859	805
Lippo Karawaci Tbk			4,614	429	346
Livanova Plc			21	1,396	1,337
Lojas Renner S.A.			121	833	524
Lupin Ltd			53	1,689	1,468
Luthai Textile Co Ltd			1,193	1,760	1,655
Luxoft Holding Inc			22	879	1,720
Mabuchi Motor Co Ltd			20	904	1,114
Macquarie Bank Ltd			782	2,091	2,085
Magicjack Vocaltec Ltd			13	101	127
Magnit Pjsc Spon Gdr			19	1,010	747
Maiden Holdings Ltd			51	638	760
Mail.Ru Group			51	1,292	1,154
Majestic Wine Plc			193	1,120	855
Major Cineplex Group			1,590	1,180	1,558
Maruti Suzuki India Ltd			12	414	805
Matahari Department Store			351	437	448
Mayora Indah Pt			556	1,377	1,230
Mccarthy + Stone Plc			313	951	1,173
Mediatek Inc			158	1,311	1,204
Medtronic PLC			147	11,016	11,328
Medy Tox Inc			1	439	464

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mellanox Technologies Ltd			5	216	208
Mersen (Ex Carbon Lorraine)			56	1,400	1,030
Metawater Co Ltd			80	1,647	1,963
Minth Group Ltd			519	1,017	1,032
Miraca Holdings Inc			22	918	958
Miura Co Ltd			62	857	895
Modern Dental Group Ltd			2,126	1,163	1,127
Moncler Spa			61	870	851
Motherson Sumi Systems Ltd			225	1,107	998
Multiplus Sa			59	690	557
Musashi Seimitsu Industry Co			66	1,318	1,364
Myob Group Ltd			308	875	729
Nabtesco Corp			52	1,268	1,081
Nakanishi Inc			28	1,026	1,083
Naspers Ltd N Shs			96	11,883	13,167
Navios Maritime Acquisition			9	38	27
Netease Inc			14	1,696	2,468
NHK Spring Co Ltd			77	770	785
Nibe Industrier Ab B Shs			32	811	1,082
Nifco Inc			40	1,425	1,863
Nihon Parkerizing Co Ltd			177	1,775	1,824
Nikkiso Co Ltd			132	1,377	1,049
Nippon Ceramic Co Ltd			62	862	983
Nippon Kayaku Co Ltd			69	842	734

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Nippon Seiki Co Ltd			108	2,343	2,485
Nippon Soda Co Ltd			156	804	939
Nissan Chemical Industries			57	1,040	1,319
Norma Group Se			47	2,056	2,638
Obara Group Inc			42	1,570	1,533
Odontoprev S.A.			170	597	406
Orthofix International Nv			20	610	771
Osstem Implant Co Ltd			19	1,020	1,338
Oxford Instruments Plc			134	1,892	1,520
Pacific Textiles Holdings			3,060	4,107	4,731
Paddy Power Plc			12	953	1,562
Pakuwon Jati Tbk Pt			75,310	2,351	2,710
Partners Group Holding Ag			7	1,869	2,490
Paypoint Plc			127	2,029	1,720
Paysafe Group Plc			311	1,470	1,705
Pets At Home Group Plc			325	1,358	1,321
Ping An Insurance Group Co H			867	4,405	4,801
Pla Administradora Industria REIT			2,225	4,392	3,585
Playtech Plc			218	2,510	2,676
Polypipe Group Plc			305	1,304	1,569
Press Kogyo Co Ltd			403	1,689	1,771
Promotora Y Operadora De Inf			71	954	835
Ptt Pcl			236	1,714	1,597
Pure Technologies Ltd			29	208	98

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Qatar National Bank			19	905	899
Raia Drogasil Sa			66	824	593
Rapala Vmc Oyj			76	519	392
Rathbone Brothers Plc			26	826	837
Rhodes Food Group Pty Ltd			506	765	764
Robinson Dept Store Pcl			1,606	1,745	1,941
Robinsons Retail Holdings Inc			1,997	2,962	2,674
Royal Caribbean Cruises Ltd			133	4,670	13,499
S and T Motiv Co Ltd			16	949	1,180
S.A.C.I. Falabella			140	1,227	896
SAIS Global Ltd			752	2,600	2,293
Samsonite International Sa			382	1,229	1,151
Samsung Card			65	1,759	1,720
Samsung Electronics			1	773	878
Samsung Electronics Co Ltd			13	14,828	14,474
Sanlam Ltd			1,367	5,549	5,339
Sanofi			234	10,162	9,995
Sanwa Holdings Corp			229	1,675	1,838
Sapiens International Corp			26	295	263
Sartorius Ag Vorzug Preference			6	717	1,484
Savills Plc			63	941	826
Scout24 Ag			33	1,126	1,197
Seadrill Ltd			75	2,436	254
Security Bank Corp			1,233	4,199	3,720

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Semiconductor Manufacturing			9,777	1,053	997
Seria Co Ltd			29	1,220	1,426
Seven Generations Energy A			37	674	356
SFS Group Ag			16	1,140	1,122
Shanghai Fosun Pharmaceuti			57	180	166
Shenzhou International Group			87	445	499
Sims Metal Management Ltd			92	850	484
Sina Corp			26	1,026	1,301
Sino Biopharmaceutical			1,631	1,227	1,481
Sino Biopharmaceutical			503	390	457
Sinopharm Group Co H			156	665	628
SK Hynix Inc			213	8,851	5,595
Skylark Co Ltd			97	1,111	1,269
Soufun Holdings Ltd			167	1,177	1,236
Spie Sa			49	952	894
Spirax Sarco Engineering Plc			20	1,059	988
Stabilus Sa			42	1,339	1,744
Steinhoff International			224	1,403	1,137
Sumitomo Seika Chemicals Co			202	1,296	1,240
Sunny Optical Tech			392	682	902
Surya Citra Media Pt Tbk			3,426	1,052	771
Suzano Papel E Celulo			611	2,839	2,885
Taiwan Semiconductor			253	5,289	5,757
Taiwan Semiconductor Manufac			1,437	6,499	6,255

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Taiwan Semiconductor Manufacture			394	1,704	1,716
Taiyo Holdings Co Ltd			23	776	889
Takkt Ag			47	812	946
Tal Education Group			32	1,016	1,510
Tata Motors Ltd			600	3,422	3,550
Tav Havalimanlari Holding As			73	605	452
Tecan Group Ag Reg			12	1,310	1,904
Ted Baker Plc			45	1,387	1,981
Tele Columbus Ag			149	1,405	1,514
Telecom Argentina			103	1,710	1,653
Telekomunikasi Indonesia Per			5,821	1,276	1,311
Temp Holdings Co Ltd			106	1,073	1,654
Tencent Holdings Ltd			312	4,834	6,138
Tenedora Nemak Sa De Cv			531	683	717
Teva Pharmaceutical			180	7,681	11,841
Tfs Corporation Ltd			926	1,194	1,065
Thai Beverage Pcl			1,052	537	512
Thule Group Ab			84	946	1,151
Tofas Turk Otomobil Fabrika			99	626	641
Tokyo Tatemono Co Ltd			64	1,008	704
Tong Ren Tang Technologies			723	1,219	1,181
Totvs Sa			35	499	274
Travelsky Technology Ltd H			1,100	1,244	1,817
Tucows Inc			17	448	365

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tupras Turkiye Petrol Rafine			19	473	455
Turk Hava Yollari Ao			948	2,224	2,400
UACJ Corp			523	1,770	1,239
Ultrapar Participacoes Sa			36	819	547
Uniqure Nv			3	73	46
Universal Robina Corp			206	725	815
Ushio Inc			75	810	1,049
Veda Group Ltd			462	929	941
Victrex Plc			109	3,020	2,909
Vodafone Group Plc			227	10,809	7,337
Volution Group Plc			587	1,502	1,648
Vostok New Ventures Ltd			87	579	564
VT Holdings Co Ltd			237	892	1,427
Walmart De Mexico Sab De Cv			1,679	4,056	4,228
Wandisco Plc			111	532	141
WEG Sa			110	632	415
Weifu High Technology Grou B			379	1,346	976
Wirecard Ag			44	1,609	2,198
X 5 Retail Group			79	1,368	1,494
Xaar Plc			126	931	778
Xchanging Plc			585	1,760	1,664
Xinjiang Goldwind			404	862	776
Xinyi Solar Holdings Ltd			1,545	690	630
XXL Asa			159	1,600	1,827

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Yellow Hat Ltd			45	982	925
Yes Bank Ltd			159	2,007	1,750
Yoox Spa			27	664	1,030
Yougov Plc			557	985	1,199
Total Non-U.S. equities				664,044	675,650
Mutual funds:
DFA Emerging Markets Portfolio			11,741	285,929	232,481
DFA International Value Portfolio			47,954	617,438	583,119
Dodge & Cox International Stock Fund			17,793	617,187	649,073
Ishares Msci India Etf			371	10,753	10,225
Legg Mason Bw Global Opportunities			9,611	108,203	93,703
T Rowe Price International Discovery Fund			27,397	258,511	223,285
Vinacapital Vietnam Opportunity			972	2,543	2,319
Western Asset High Yield Fund			30,508	262,084	223,014
Total mutual funds				2,162,648	2,017,219
Collective trust funds:
AEW Capital Management REIT Fund			14,859	211,294	271,764
BFA Lifepath Index 2020 Fund			9,426	134,439	158,022
BFA Lifepath Index 2025 Fund			19,420	259,312	308,600
BFA Lifepath Index 2030 Fund			14,686	210,745	250,457
BFA Lifepath Index 2035 Fund			16,783	226,635	266,853
BFA Lifepath Index 2040 Fund			44,974	657,139	770,862
BFA Lifepath Index 2045 Fund			36,262	482,628	572,126
BFA Lifepath Index 2050 Fund			11,191	134,614	144,539

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	BFA Lifepath Index 2055 Fund			165	2,858	2,761
	BFA Lifepath Index Retirement			11,848	186,247	197,743
	Citigroup Large Cap Growth Wellington Lrg Cap			37,936	439,628	671,844
*	SSgA Bloomberg Roll Select Commodity Index			3,997	38,686	25,060
*	SSgA Emg Mkts Indx NL SF CL A			25,944	656,930	569,090
*	SSgA Intl Indx SL SF CL I			141,826	2,925,457	3,270,499
*	SSgA Russell All Cap (R) Indx SL SF CL I			69,973	1,446,381	2,597,387
*	SSgA Russell Small Cap (R) Indx SL SF CL I			16,475	395,760	703,775
*	SSgA S&P 500 (R) Indx SL SF CL I			8,453	2,497,030	3,990,379
*	SSgA S&P Midcap (R) Indx SL SF CL I			37,957	1,510,850	2,137,512
*	SSgA U.S. Inflation Pro Bond Indx SL SF CL I			11,536	162,443	169,288
*	U.S. Diversified Bond BL SF CL A			194,092	1,959,616	1,990,608
	Wellington CIF II Citigroup Emerging Markets Debt Portfolio			13,133	166,872	163,117
	Total collective trust funds				14,705,564	19,232,286
	Guaranteed investment contracts (GICs):
	Traditional GICs:
	Principal Life Contract No. 6-18274	1.25%		10,897	10,897	10,897
	Total traditional GICs				10,897	10,897
	Separate Account GICs:
	New York Life Contract No. 29038	2.33%		217,635	217,635	220,316
	Voya Retirement Ins & Annuity Co Contract 60385	1.32%		91,773	91,773	91,099
	Total separate account GICs				309,408	311,415
	Synthetic GICs:
	American General Life Contract No. 725840	2.56%

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Abbvie Inc Sr Unsec	3.60%	5/14/2025	2,920	2,945	2,888
Abn Amro Bank Nv Sr Unsec 144A	2.45%	6/4/2020	1,314	1,312	1,305
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	2,993	2,987	2,922
American Express Glbl Sr Nt	7.00%	3/19/2018	2,920	3,674	3,240
Amgen Inc Sr Unsec	3.13%	5/1/2025	1,241	1,220	1,181
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	657	687	671
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,117	2,799	2,448
AT&T Inc Sr Unsec	3.40%	5/15/2025	1,241	1,213	1,195
Baidu Inc Sr Unsec	2.75%	6/9/2019	2,263	2,267	2,254
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	3,650	3,812	3,740
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	1,825	2,045	2,006
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	584	577	539
Cash Collateral Fut Rdr Usd	0.20%	12/31/2060	117	117	117
Cash Collateral Lch Fob Usd	0.10%	12/31/2060	244	244	244
Chait 2015-A5 A	1.36%	4/15/2020	730	730	726
Cobb-Marietta Coliseu	2.55%	7/1/2021	913	913	909
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	986	982	989
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	835	874	771
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	329	332	295
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	6,571	6,512	6,485
FHLMC Gold 30Yr #Q3-7305	3.00%	11/1/2045	2,964	2,970	2,963
Fin Fut Us 10Yr Cbt 03/21/16	6.00%	3/22/2016	(6,352)	(8,020)	(7,997)
Federal Natl Mtg Assn Nt (3.5Mmm)	1.75%	11/26/2019	6,571	6,651	6,608
Federal Natl Mtg Assn Pass Thru 20Yr #255075	5.50%	2/1/2024	670	748	747

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn Pass Pass Thru 20Yr #256600	5.50%	2/1/2027	2	2	2
Federal Natl Mtg Assn Pass Thru 20Yr #257047	5.50%	1/1/2028	99	110	110
Federal Natl Mtg Assn Pass Thru 20Yr #310164	5.50%	1/1/2026	467	521	520
Federal Natl Mtg Assn Pass Thru 20Yr #888843	5.50%	3/1/2027	141	157	157
Federal Natl Mtg Assn Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	344	384	383
Federal Natl Mtg Assn Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	151	168	168
Federal Natl Mtg Assn Pass Thru 20Yr #Al6938	5.50%	4/1/2030	356	397	396
Federal Natl Mtg Assn Pass Thru 30Yr #357908	5.50%	7/1/2035	28	31	31
Federal Natl Mtg Assn Pass Thru 30Yr #756202	5.50%	12/1/2033	27	30	31
Federal Natl Mtg Assn Pass Thru 30Yr #802316	5.50%	11/1/2034	21	24	24
Federal Natl Mtg Assn Pass Thru 30Yr #804303	5.50%	11/1/2034	58	65	65
Federal Natl Mtg Assn Pass Thru 30Yr #808040	5.50%	2/1/2035	673	751	759
Federal Natl Mtg Assn Pass Thru 30Yr #817640	5.50%	11/1/2035	372	415	415
Federal Natl Mtg Assn Pass Thru 30Yr #831356	5.50%	3/1/2036	311	347	349
Federal Natl Mtg Assn Pass Thru 30Yr #849299	5.50%	1/1/2036	501	559	562
Federal Natl Mtg Assn Pass Thru 30Yr #865433	5.50%	2/1/2036	21	24	24
Federal Natl Mtg Assn Pass Thru 30Yr #889561	5.50%	6/1/2038	408	455	456
Federal Natl Mtg Assn Pass Thru 30Yr #940765	5.50%	6/1/2037	199	223	222
Federal Natl Mtg Assn Pass Thru 30Yr #995759	5.50%	11/1/2038	1,410	1,581	1,578
Federal Natl Mtg Assn Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	164	183	183
Federal Natl Mtg Assn Pass Thru 30Yr #Al7579	5.50%	2/1/2042	356	397	398
Federal Natl Mtg Assn Pass Thru 30Yr #As0924	5.00%	11/1/2043	3,185	3,529	3,509
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	5,693	5,542	5,707
Federal Natl Mtg Assn P-T Dus #Am1964	2.18%	12/1/2022	1,477	1,372	1,451

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn Tba 3.0% Jan 30Yr	3.00%	1/13/2046	5,841	5,867	5,841
Federal Natl Mtg Assn Tba 5.0% Jan 30Yr	5.00%	1/13/2046	3,650	4,019	4,019
Ford Motor Credit	8.13%	1/15/2020	1,752	2,225	2,066
Ford Motor Credit Co Llc Sr Unsecured	5.75%	2/1/2021	657	762	727
General Electric Co Sr Unsec	2.70%	10/9/2022	4,381	4,481	4,366
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	4,161	4,158	4,098
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	2,774	3,262	3,087
Industry Pub Facs-A	4.34%	7/1/2024	730	751	746
IRS Usd 2.50000 12/16/15-10Y Lch	2.50%	12/16/2025	(4,015)	47	(119)
Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	949	949	943
Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	4,527	4,459	4,409
Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	2,701	2,727	2,302
Medtronic Inc Sr Unsec	3.50%	3/15/2025	2,263	2,338	2,284
Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	1,387	1,387	1,365
Navsl 2015-1 A1 1Mlib+30Bp	0.72%	9/26/2022	704	704	700
Navsl 2015-3 A1 1Mlib+32Bp	0.74%	7/25/2030	821	821	815
New York Life Global Fdg 144A	1.95%	2/11/2020	1,533	1,533	1,504
Nordea Bank Ab Sr Unsec Frn 144A	1.37%	9/17/2018	876	876	880
Oracle Corp Sr Unsec	2.50%	5/15/2022	840	837	825
Port Seattle-Txbl-B1	7.00%	5/1/2036	1,460	1,687	1,651
Rabobank Nederland Nt	4.50%	1/11/2021	2,920	3,262	3,180
Royal Bank Of Canada	1.88%	2/5/2021	1,606	1,606	1,579
Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	1,241	1,246	1,266
Shell International Fin Sr Unsec	0.81%	5/11/2020	2,847	2,847	2,809

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	SLMA 2005-3 A5	0.41%	10/25/2024	796	789	779
	SLMA 2005-6 A5A 3Mlib+11Bp	0.43%	7/27/2026	773	769	765
	SLMA 2005-8 A3	0.43%	10/25/2024	546	546	545
	SLMA 2006-1 A4 3Mlib+9	0.41%	7/25/2019	689	687	685
	SLMA 2006-4 A5 3Mlib+10Bp	0.42%	10/27/2025	684	682	679
	Societe Generale Sr Unsec 144A	2.63%	9/16/2020	1,606	1,599	1,607
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	2,409	2,967	2,051
*	State Street Bank + Trust Co 2236	(0.20)%	12/1/2030	391	391	391
	Sumitomo Mitsui Banking Sr Unsec Frn	0.90%	1/16/2018	657	659	655
	Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	1,825	1,823	1,814
	Synchrony Financial Sr Unsec	1.56%	2/3/2020	1,460	1,460	1,439
	Taot 2015-C A2A	0.93%	2/15/2018	475	475	474
	U S Treasury Bills	—%	1/21/2016	3,066	3,066	3,066
	U S Treasury Bills	—%	1/7/2016	1,387	1,387	1,387
	U S Treasury Bills	—%	1/28/2016	219	219	219
	U S Treasury Bills	—%	1/14/2016	365	365	365
	U S Treasury Inflate Prot Bd	0.13%	7/15/2022	2,039	2,038	1,979
	U S Treasury Inflate Prot Bd	0.13%	4/15/2020	6,451	6,418	6,374
	U S Treasury Inflate Prot Bd	0.13%	4/15/2019	20,750	20,745	20,636
	U S Treasury Note	0.38%	1/31/2016	14,164	14,177	14,165
	U S Treasury Note	1.50%	6/30/2016	28,108	28,455	28,242
	U S Treasury Note	1.00%	5/15/2018	21,903	21,894	21,797
	U S Treasury Note	0.63%	8/31/2017	7,666	7,652	7,618
	U S Treasury Note	0.63%	5/31/2017	21,757	21,716	21,663
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
U S Treasury Note	0.50%	1/31/2017	38,694	38,693	38,558
U S Treasury Note Frn	0.43%	10/31/2017	—	—	—
UBS Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	4,015	4,057	4,013
US Bank Na Cincinnati Sr Unsec Frn	0.62%	1/26/2018	1,825	1,825	1,817
Vanderbilt University Nt Unsec	5.25%	4/1/2019	730	816	802
Verizon Communicationssr Unsec	3.50%	11/1/2024	2,774	2,802	2,745
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	119	119	119
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	209	209	209
Wells Fargo & Company Sr Unsec	1.00%	1/30/2020	2,081	2,081	2,063
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	1,971	1,977	1,991
Uninvested Cash Plus Receivables				1,254	1,254
Net Unsettled Trades				(3,828)	(3,828)
Net Futures Held				7,997	7,997
Centrally Cleared Swaps (Due To) / Due From Broker				123	123
Wrapper				—	(296)
Fair value of contract				307,813	303,051
Prudential GA-62194	2.40%
21St Century Fox Amer Inc	6.90%	3/1/2019	769	840	891
21St Century Fox Amer Inc	3.00%	9/15/2022	238	239	237
Abb Fin Usa Inc	2.88%	5/8/2022	65	64	64
Abbey Natl Tsy Svcs Plc	2.35%	9/10/2019	211	210	212
Abbott Labs	2.55%	3/15/2022	138	138	138
Abbvie Inc	2.90%	11/6/2022	300	298	291
Abbvie Inc	3.60%	5/14/2025	332	332	329

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ace Ina Hldgs Inc	2.70%	3/13/2023	413	412	407
Actavis Fdg Scs	3.80%	3/15/2025	462	460	464
Agrium Inc	3.50%	6/1/2023	259	259	248
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	607	679	646
Allstate Corp	3.15%	6/15/2023	235	234	235
Altria Grp Inc	4.00%	1/31/2024	429	426	452
Amazoncom Inc	1.20%	11/29/2017	243	242	242
America Movil Sab De Cv	5.00%	3/30/2020	486	496	533
American Airlines Inc	3.70%	10/1/2026	69	69	69
American Airlines Inc	4.95%	1/15/2023	281	301	303
American Express Co	2.65%	12/2/2022	474	468	461
American Intl Grp Inc	4.88%	6/1/2022	583	642	632
Amgen Inc	5.85%	6/1/2017	73	83	77
Amgen Inc	3.45%	10/1/2020	243	246	252
Amgen Inc	2.30%	6/15/2016	834	818	840
Amgen Inc	3.63%	5/22/2024	121	121	122
Anadarko Petroleum Corp	6.38%	9/15/2017	162	179	173
Anheuser Busch Inbev Fin Inc	2.63%	1/17/2023	154	146	149
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	1,101	1,209	1,246
Apache Corp	3.25%	4/15/2022	57	57	54
Apple Inc	2.40%	5/3/2023	259	247	253
Apple Inc	2.85%	5/6/2021	445	449	458
Apple Inc	3.20%	5/13/2025	194	194	197
AT&T Inc	5.50%	2/1/2018	162	178	177

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
AT&T Inc	3.00%	2/15/2022	1,174	1,137	1,164
Axis Specialty Fin Llc	5.88%	6/1/2020	316	318	350
Bacm_06-3	5.89%	7/10/2044	1,443	1,606	1,458
Baltimore Gas & Elec Co	3.35%	7/1/2023	138	138	142
Bank Of Amer Corp	3.88%	8/1/2025	40	41	42
Bank Of Amer Corp	3.30%	1/11/2023	1,814	1,813	1,813
Bank Of Amer Corp	4.13%	1/22/2024	850	850	894
Bank Of Amer Corp	4.00%	4/1/2024	49	48	50
Barclays Bk Plc	3.75%	5/15/2024	186	186	191
Barclays Plc	2.75%	11/8/2019	324	323	324
Barrick Pd Au Fin Pty	4.95%	1/15/2020	162	181	164
Baxalta Inc	4.00%	6/23/2025	478	474	473
Becton Dickinson & Co	3.73%	12/15/2024	186	186	188
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	178	229	199
BNP Paribas Sa	2.38%	5/21/2020	348	347	346
BP Cap Markets Plc	4.75%	3/10/2019	219	257	237
BP Cap Markets Plc	3.56%	11/1/2021	178	178	183
BP Cap Markets Plc	3.25%	5/6/2022	267	267	265
British Telecom Plc	5.95%	1/15/2018	437	490	483
Bscms_06-T22	5.62%	4/12/2038	146	158	147
Buckeye Partners Lp	2.65%	11/15/2018	65	65	63
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	340	381	373
Burlington Northern Santa Fe Llc	3.40%	9/1/2024	251	250	254
Ca Inc	3.60%	8/1/2020	186	186	193

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ca St	6.20%	3/1/2019	688	718	794
Canadian Natl Railway Co	5.55%	3/1/2019	324	361	361
Capital One Bk Usa Na	2.95%	7/23/2021	413	412	414
Cardinal Hlth Inc	4.63%	12/15/2020	202	234	220
Cardinal Hlth Inc	3.20%	6/15/2022	8	8	8
Cash			1,689	1,689	1,689
Caterpillar Inc	3.90%	5/27/2021	332	338	354
Caterpillar Inc	2.60%	6/26/2022	89	87	87
Catholic Hlth Initiatives	1.60%	11/1/2017	57	57	57
Catholic Hlth Initiatives	4.20%	8/1/2023	178	178	192
CBS Corp	4.30%	2/15/2021	81	84	86
Cco Safari Ii Llc	4.46%	7/23/2022	32	32	33
Cco Safari Ii Llc	4.91%	7/23/2025	559	556	570
Celgene Corp	3.88%	8/15/2025	251	249	254
Centerpoint Energy Houston Elec	2.25%	8/1/2022	138	131	134
Cf Inds Inc	6.88%	5/1/2018	105	126	115
Cf Inds Inc	3.45%	6/1/2023	202	202	189
Chait_12-A7	2.16%	9/15/2024	486	471	472
Chait_14-A2	2.77%	3/15/2023	648	655	662
Chevron Corp	2.36%	12/5/2022	607	604	581
Chile Rep Of	3.25%	9/14/2021	251	249	262
Cigna Corp	5.38%	3/15/2017	486	532	514
Cigna Corp	4.38%	12/15/2020	178	193	190
Cigna Corp	4.00%	2/15/2022	178	187	187

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cisco Systems Inc	3.00%	6/15/2022	243	244	247
Cnooc Fin 2014 Ulc	1.63%	4/30/2017	567	565	565
Coca Cola Co	3.15%	11/15/2020	202	212	213
Colombia Rep Of	4.00%	2/26/2024	324	330	313
Comcast Corp	5.88%	2/15/2018	324	368	360
Comcast Corp	3.60%	3/1/2024	364	380	381
Comm_13-Cr8	3.33%	6/10/2046	372	361	379
Comm_15-Cr25	3.51%	8/10/2048	1,134	1,145	1,145
Comm_15-Pc1	3.62%	7/10/2050	810	818	821
Commonwealth Bk Of Au	2.30%	3/12/2020	340	340	339
Conocophillips Co	2.40%	12/15/2022	332	332	302
Continental Airlines Inc	4.15%	4/11/2024	114	116	118
Continental Airlines Inc	4.00%	10/29/2024	153	153	157
Coventry Hlth Care Inc	5.95%	3/15/2017	121	141	130
Coventry Hlth Care Inc	5.45%	6/15/2021	437	460	484
Credit Suisse Grp Fdg Guernsey	3.75%	3/26/2025	405	404	396
Credit Suisse Ny	4.38%	8/5/2020	632	610	689
Csail_15-C3	3.45%	8/15/2048	810	818	807
Csx Corp	7.38%	2/1/2019	526	640	619
Cvs Caremark Corp	5.75%	6/1/2017	330	374	351
Cvs Hlth Corp	3.88%	7/20/2025	494	489	513
Deere & Co	2.60%	6/8/2022	510	505	504
Delta Air Lines Inc	6.82%	8/10/2022	99	117	116
Deutsche Bk Ag	1.88%	2/13/2018	421	421	420

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Devon Energy Corp	2.25%	12/15/2018	170	170	155
Directv Hldgs Llc Directv Fin Co	3.80%	3/15/2022	834	840	849
Discover Finl Svcs	3.85%	11/21/2022	648	646	645
Discovery Comm Llc	5.63%	8/15/2019	105	128	117
Dominion Gas Hldgs Llc	3.55%	11/1/2023	105	105	104
Dominion Resources Inc	4.45%	3/15/2021	178	194	191
Dow Chemical Co	8.55%	5/15/2019	227	303	270
Dow Chemical Co	4.25%	11/15/2020	86	93	90
Dow Chemical Co	3.00%	11/15/2022	445	435	428
Duke Energy In Inc	3.75%	7/15/2020	162	175	173
Dupont Ei De Nemours & Co	4.63%	1/15/2020	308	366	330
Dupont Ei De Nemours & Co	2.80%	2/15/2023	130	130	124
Eastman Chemical Co	3.80%	3/15/2025	372	371	365
Ebay Inc	1.35%	7/15/2017	105	105	105
Ecolab Inc	4.35%	12/8/2021	219	218	234
Ecopetrol Sa	4.13%	1/16/2025	73	72	60
Eli Lilly & Co	2.75%	6/1/2025	97	97	96
Emc Corp	2.65%	6/1/2020	146	129	130
Enlink Midstream Partners Lp	4.15%	6/1/2025	130	129	100
Entergy Corp	5.13%	9/15/2020	316	325	344
Enterprise Products Operating Llc	3.35%	3/15/2023	680	679	622
Eog Resources Inc	4.10%	2/1/2021	194	207	208
Eog Resources Inc	3.15%	4/1/2025	57	57	54
Equifax Inc	3.30%	12/15/2022	138	135	137

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Export Import Bk Of Korea	4.38%	9/15/2021	421	446	460
Exxon Mobil Corp	2.40%	3/6/2022	267	265	265
Fgold 15Yr	4.00%	6/1/2026	665	695	703
Fgold 15Yr	4.00%	7/1/2026	353	372	373
Fgold 15Yr	3.50%	8/1/2026	647	687	681
Fgold 15Yr	2.50%	11/1/2027	561	586	568
Fgold 15Yr	2.50%	8/1/2028	655	653	665
Fgold 15Yr	3.00%	8/1/2029	695	722	720
Fgold 30Yr	3.00%	12/1/2042	1,074	1,045	1,077
Fgold 30Yr	3.00%	10/1/2042	673	655	675
Fgold 30Yr	3.00%	1/1/2043	2,043	1,987	2,050
Fgold 30Yr	4.00%	11/1/2040	602	636	642
Fgold 30Yr	4.00%	12/1/2040	1,274	1,344	1,357
Fgold 30Yr	5.00%	8/1/2041	2,009	2,176	2,210
Fgold 30Yr	5.00%	7/1/2041	375	406	413
Fgold 30Yr Giant	5.50%	1/1/2035	166	180	184
Fgold 30Yr Giant	4.50%	6/1/2039	309	331	336
Fgold 30Yr Giant	4.00%	11/1/2039	663	672	708
Fgold 30Yr Giant	4.50%	12/1/2039	472	496	512
Fgold 30Yr Giant	5.50%	1/1/2040	260	282	289
Fgold 30Yr Giant	4.00%	12/1/2040	610	643	650
Fgold 30Yr Giant	4.00%	12/1/2040	620	618	660
Fgold 30Yr Giant	4.00%	2/1/2041	1,034	1,031	1,101
Fgold 30Yr Giant	4.50%	4/1/2041	1,483	1,534	1,618

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 30Yr Giant	3.00%	6/1/2042	657	674	659
Fgold 30Yr Giant	3.50%	9/1/2042	1,176	1,268	1,216
Fgold 30Yr Giant	5.50%	6/1/2038	1,048	1,108	1,168
Fgold 30Yr Giant	4.50%	10/1/2039	1,076	1,115	1,169
Fgold 30Yr Giant	4.50%	11/1/2039	216	228	235
Fgold 30Yr Giant	3.50%	12/1/2045	3,239	3,346	3,347
Fgold 30Yr Tba(Reg A)	4.00%	1/13/2016	1,619	1,713	1,713
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	696	679	714
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	105	105	105
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	834	834	834
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	3,117	3,099	3,103
Federal Home Loan Mortgage Corp Gold 15Yr	3.00%	6/1/2029	1,360	1,409	1,409
Federal Home Loan Mortgage Corp Gold 15Yr	3.00%	6/1/2029	1,996	2,068	2,067
Federal Home Loan Mortgage Corp Gold 30Yr	2.50%	1/1/2043	521	509	503
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	2/1/2043	1,253	1,295	1,257
Federal Home Loan Mortgage Corp Gold 30Yr	3.50%	9/1/2043	1,929	1,932	1,995
Fhms_K038	3.39%	3/25/2024	1,619	1,685	1,682
Fhms_K040	3.24%	9/25/2024	1,563	1,619	1,603
Fiserv Inc	3.85%	6/1/2025	283	283	284
Florida Pwr & Lt Co	2.75%	6/1/2023	49	49	48
Fn 10/1 12M Libor Arm	2.70%	6/1/2045	1,334	1,350	1,353
Fna_14-M9	3.10%	7/25/2024	745	752	759
Federal Natl Mtg Assn	1.50%	6/22/2020	534	533	528
Federal Natl Mtg Assn	1.13%	10/19/2018	113	113	113

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn	0.88%	10/26/2017	672	672	670
Federal Natl Mtg Assn	0.88%	5/21/2018	437	433	434
Federal Natl Mtg Assn	1.63%	11/27/2018	243	242	245
Federal Natl Mtg Assn	1.88%	2/19/2019	49	48	50
Federal Natl Mtg Assn	2.63%	9/6/2024	623	619	635
Federal Natl Mtg Assn 15Yr	3.50%	9/1/2026	417	443	439
Federal Natl Mtg Assn 15Yr	3.00%	5/1/2027	1,396	1,465	1,445
Federal Natl Mtg Assn 15Yr	3.50%	3/1/2026	138	139	146
Federal Natl Mtg Assn 15Yr	3.50%	2/1/2026	327	329	345
Federal Natl Mtg Assn 15Yr	3.50%	10/1/2025	167	168	176
Federal Natl Mtg Assn 20Yr	4.50%	6/1/2031	583	611	637
Federal Natl Mtg Assn 30Yr	5.50%	5/1/2037	285	310	320
Federal Natl Mtg Assn 30Yr	5.50%	6/1/2033	333	360	374
Federal Natl Mtg Assn 30Yr	5.50%	10/1/2033	423	456	475
Federal Natl Mtg Assn 30Yr	4.00%	12/1/2040	966	957	1,030
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2041	1,304	1,362	1,390
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	2,323	2,375	2,533
Federal Natl Mtg Assn 30Yr	4.00%	2/1/2041	464	460	495
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2042	1,592	1,691	1,696
Federal Natl Mtg Assn 30Yr	5.00%	12/1/2034	776	833	861
Federal Natl Mtg Assn 30Yr	4.50%	5/1/2039	261	280	286
Federal Natl Mtg Assn 30Yr	5.50%	4/1/2034	343	373	385
Federal Natl Mtg Assn 30Yr	5.00%	4/1/2034	1,677	1,775	1,861
Federal Natl Mtg Assn 30Yr	5.50%	9/1/2034	337	361	378

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	5.00%	7/1/2035	500	534	555
Federal Natl Mtg Assn 30Yr	5.50%	2/1/2035	588	635	661
Federal Natl Mtg Assn 30Yr	6.50%	12/1/2037	256	288	297
Federal Natl Mtg Assn 30Yr	6.00%	5/1/2038	1,110	1,209	1,265
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2040	586	619	625
Federal Natl Mtg Assn 30Yr	5.50%	3/1/2038	396	429	444
Federal Natl Mtg Assn 30Yr	4.00%	3/1/2039	195	197	208
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	1,823	1,875	1,987
Federal Natl Mtg Assn 30Yr	4.50%	3/1/2041	757	777	826
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	1,354	1,354	1,403
Federal Natl Mtg Assn 30Yr	4.50%	9/1/2039	379	393	415
Federal Natl Mtg Assn 30Yr	4.00%	7/1/2040	270	271	288
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2039	389	361	404
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2040	213	208	227
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.00%	1/13/2016	810	808	811
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	1/13/2016	1,619	1,668	1,673
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	1/13/2016	810	866	858
Federal Natl Mtg Assn 15Yr	2.50%	4/1/2028	267	266	271
Federal Natl Mtg Assn 15Yr	3.00%	8/1/2028	971	1,009	1,005
Federal Natl Mtg Assn 15Yr	2.50%	7/1/2028	718	717	728
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	622	619	630
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	48	47	48
Federal Natl Mtg Assn 15Yr	3.00%	11/1/2028	544	564	563
Federal Natl Mtg Assn 15Yr	2.50%	2/1/2029	632	627	640

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 15Yr	3.50%	7/1/2027	1,387	1,473	1,461
Federal Natl Mtg Assn 15Yr	2.50%	9/1/2027	2,372	2,371	2,407
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	61	60	62
Federal Natl Mtg Assn 30Yr	3.50%	8/1/2042	1,276	1,376	1,322
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	3,605	3,778	3,737
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	664	670	667
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	1,325	1,367	1,331
Federal Natl Mtg Assn 30Yr	3.00%	2/1/2043	1,280	1,217	1,286
Federal Natl Mtg Assn 30Yr	3.00%	7/1/2043	983	932	988
Federal Natl Mtg Assn 30Yr	3.50%	3/1/2043	1,298	1,389	1,346
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	413	392	415
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2044	1,396	1,494	1,485
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	305	297	307
Federal Natl Mtg Assn 30Yr	3.00%	8/1/2043	710	675	713
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	230	219	232
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2043	549	577	585
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2045	807	836	836
Federal Natl Mtg Assn 30Yr	3.50%	9/1/2042	489	521	507
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2042	2,722	2,733	2,822
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2042	651	669	654
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2042	1,774	1,900	1,839
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	1,918	1,928	1,927
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	315	328	317
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	961	1,000	965

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	1,354	1,301	1,360
Federal Natl Mtg Assn 30Yr	3.00%	3/1/2043	1,402	1,452	1,409
Ford Motor Cr Co Llc	5.75%	2/1/2021	445	509	503
Ford Motor Cr Co Llc	2.60%	11/4/2019	170	170	168
Ford Motor Cr Co Llc	3.16%	8/4/2020	324	324	327
Ford Motor Cr Co Llc	2.55%	10/5/2018	324	324	323
Ford Motor Cr Co Llc	3.20%	1/15/2021	300	298	299
Fortune Brands Home & Sec Inc	3.00%	6/15/2020	170	170	169
Freeport Mcmoran Copper & Gold Inc	3.55%	3/1/2022	324	307	192
General Dynamics Corp	2.25%	11/15/2022	291	289	281
General Elec Cap Corp	5.63%	5/1/2018	162	176	178
General Elec Cap Corp	4.65%	10/17/2021	162	162	181
General Elec Cap Corp	3.15%	9/7/2022	113	117	117
General Elec Cap Corp	3.10%	1/9/2023	1,125	1,088	1,159
General Mills Inc	5.70%	2/15/2017	526	590	562
General Motors Co	4.88%	10/2/2023	858	905	888
Georgia Pwr Co	2.85%	5/15/2022	283	283	279
Gilead Sciences Inc	4.50%	4/1/2021	413	456	451
Gilead Sciences Inc	3.70%	4/1/2024	211	210	218
Gilead Sciences Inc	3.50%	2/1/2025	113	113	116
Glaxosmithkline Cap Inc	2.80%	3/18/2023	57	56	57
Govt Natl Mtg Assn 30Yr	4.50%	11/15/2039	546	600	596
Govt Natl Mtg Assn 30Yr	4.50%	4/15/2040	983	1,074	1,068
Govt Natl Mtg Assn 30Yr	5.00%	5/15/2035	237	263	262

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Govt Natl Mtg Assn 30Yr	5.50%	4/15/2038	236	258	266
Govt Natl Mtg Assn 30Yr	5.50%	6/15/2038	388	424	438
Govt Natl Mtg Assn 30Yr Platinum	5.00%	7/15/2039	464	513	516
Govt Natl Mtg Assn 30Yr	3.00%	11/15/2042	1,285	1,238	1,309
Govt Natl Mtg Assn 30Yr	3.50%	5/15/2043	616	668	645
Govt Natl Mtg Assn 30Yr	3.00%	3/15/2043	685	672	698
Govt Natl Mtg Assn2 15Yr	3.00%	3/20/2027	392	415	409
Govt Natl Mtg Assn2 30Yr	4.00%	4/20/2042	369	403	397
Govt Natl Mtg Assn2 30Yr	3.00%	8/20/2042	595	585	607
Govt Natl Mtg Assn2 30Yr	3.50%	8/20/2042	2,016	2,188	2,116
Govt Natl Mtg Assn2 30Yr	3.00%	9/20/2042	1,185	1,165	1,208
Govt Natl Mtg Assn2 30Yr	3.50%	9/20/2042	1,540	1,677	1,616
Govt Natl Mtg Assn2 30Yr	3.50%	10/20/2042	1,530	1,655	1,605
Govt Natl Mtg Assn2 30Yr	3.00%	12/20/2042	604	590	616
Govt Natl Mtg Assn2 30Yr	3.50%	5/20/2043	1,896	2,002	1,989
Govt Natl Mtg Assn2 30Yr	5.00%	8/20/2039	260	287	289
Govt Natl Mtg Assn2 30Yr	4.50%	5/20/2040	1,083	1,188	1,174
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2040	645	709	700
Govt Natl Mtg Assn2 30Yr	4.00%	9/20/2040	745	812	804
Govt Natl Mtg Assn2 30Yr	4.00%	10/20/2040	1,130	1,228	1,220
Govt Natl Mtg Assn2 30Yr	4.50%	10/20/2040	644	707	698
Govt Natl Mtg Assn2 30Yr	4.50%	12/20/2040	914	1,003	991
Govt Natl Mtg Assn2 30Yr	4.00%	2/20/2041	243	256	260
Govt Natl Mtg Assn2 30Yr	4.00%	1/20/2041	442	449	474

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Govt Natl Mtg Assn2 30Yr	4.00%	3/20/2041	675	714	725
Govt Natl Mtg Assn2 30Yr	5.00%	4/20/2041	837	910	911
Govt Natl Mtg Assn2 30Yr	4.50%	8/20/2041	823	868	891
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2041	282	300	305
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	3.50%	1/21/2016	4,858	5,061	5,075
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	4.00%	1/21/2016	2,429	2,575	2,585
Goldman Sachs Grp Inc	5.38%	3/15/2020	16	16	18
Goldman Sachs Grp Inc	3.85%	7/8/2024	49	49	50
Goldman Sachs Grp Inc	6.15%	4/1/2018	1,012	1,101	1,115
Goldman Sachs Grp Inc	5.75%	1/24/2022	121	121	141
Goldman Sachs Grp Inc	3.63%	1/22/2023	1,093	1,117	1,123
Goldman Sachs Grp Inc	4.00%	3/3/2024	300	299	311
Goldman Sachs Grp Inc	3.75%	5/22/2025	113	113	115
Government Properties Income Tr	3.75%	8/15/2019	97	96	99
Halliburton Co	3.50%	8/1/2023	332	331	331
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	389	449	436
Hartford Finl Svcs Grp Inc	5.13%	4/15/2022	235	259	260
Hewlett Packard Co	4.30%	6/1/2021	275	281	274
Home Depot Inc	2.63%	6/1/2022	251	251	251
HSBC Bk Usa Na	4.88%	8/24/2020	567	549	629
HSBC Hldgs Plc	4.88%	1/14/2022	429	429	480
IBM Corp	8.38%	11/1/2019	372	527	466
Ingersoll Rand Global Hldg Co Ltd	6.88%	8/15/2018	308	370	348
Ingersoll Rand Global Hldg Co Ltd	4.25%	6/15/2023	227	231	234

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
International Paper Co	4.75%	2/15/2022	387	425	420
Israel St Of	4.00%	6/30/2022	324	321	348
Jm Smucker Co	3.50%	3/15/2025	146	146	146
Jpmbb_14-C23	3.37%	9/15/2047	1,619	1,636	1,639
Jpmbb_15-C30	3.55%	7/15/2048	1,295	1,308	1,310
Jpmcc_13-C10	2.88%	12/15/2047	648	654	641
JP Morgan & Co Inc	3.38%	5/1/2023	138	137	136
JP Morgan Chase & Co	6.30%	4/23/2019	891	999	1,009
JP Morgan Chase & Co	4.35%	8/15/2021	324	316	350
JP Morgan Chase & Co	3.25%	9/23/2022	356	357	361
JP Morgan Chase & Co	3.63%	5/13/2024	648	645	660
JP Morgan Chase & Co	3.88%	9/10/2024	202	201	204
Kellogg Co	1.75%	5/17/2017	162	161	162
Keycorp	5.10%	3/24/2021	113	113	125
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	251	318	266
Korea Dev Bk	3.88%	5/4/2017	332	330	343
Kraft Foods Grp Inc	5.38%	2/10/2020	296	353	331
Kroger Co	2.30%	1/15/2019	73	73	74
Laboratory Corp Of Amer	3.60%	2/1/2025	340	340	333
Lg&E & Ku Energy Llc	3.75%	11/15/2020	162	164	168
Lyondellbasell Inds Nv	6.00%	11/15/2021	478	560	540
Marsh & Mclennan Cos Inc	3.50%	6/3/2024	202	202	201
Mastercard Inc	3.38%	4/1/2024	202	202	209
Mcdonalds Corp	2.63%	1/15/2022	211	206	208

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mcdonalds Corp	1.88%	5/29/2019	178	176	176
Mckesson Corp	4.75%	3/1/2021	324	354	355
Medtronic Inc	3.50%	3/15/2025	753	746	767
Merck & Co Inc	3.88%	1/15/2021	818	834	891
Metlife Inc	4.37%	9/15/2023	462	476	496
Mexico United Mexican States	5.95%	3/19/2019	891	984	1,004
Mexico United Mexican States	4.00%	10/2/2023	155	155	159
Microsoft Corp	1.85%	2/12/2020	32	32	33
MLCFC_06-1	5.52%	2/12/2039	713	771	715
MLCFC_06-2	5.89%	6/12/2046	130	139	132
Merrill Lynch Mortgage Trust_06-C1	5.67%	5/12/2039	437	467	441
Molson Coors Brewing Co	2.00%	5/1/2017	130	129	130
Monsanto Co	3.38%	7/15/2024	162	162	157
Morgan Stanley	4.00%	7/23/2025	73	75	76
Morgan Stanley	3.75%	2/25/2023	713	706	739
Morgan Stanley	3.88%	4/29/2024	1,295	1,334	1,329
Morgan Stanley	5.50%	7/28/2021	138	118	157
Morgan Stanley	4.10%	5/22/2023	57	56	58
Morgan Stanley	4.88%	11/1/2022	32	33	35
Msbam_15-C23	3.45%	7/15/2050	1,619	1,635	1,623
Msbam_15-C25	3.37%	10/15/2028	1,134	1,145	1,129
Msc_06-Hq9	5.77%	7/12/2044	146	160	148
Msc_06-Iq11	5.78%	10/15/2042	81	88	82
Mylan Inc	2.55%	3/28/2019	81	81	80

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Nabors Inds Inc	6.15%	2/15/2018	259	295	269
Nabors Inds Inc	4.63%	9/15/2021	194	209	162
NBC Universal Media LLC	5.15%	4/30/2020	49	57	55
NBC Universal Media LLC	4.38%	4/1/2021	97	105	107
NBC Universal Media LLC	2.88%	1/15/2023	178	178	179
Nisource Fin Corp	6.80%	1/15/2019	154	190	177
Noble Energy Inc	8.25%	3/1/2019	227	301	260
Noble Energy Inc	4.15%	12/15/2021	146	146	142
Nomura Hldgs Inc	2.75%	3/19/2019	437	435	443
Norfolk Southern Corp	5.75%	4/1/2018	89	104	97
Norfolk Southern Corp	5.90%	6/15/2019	615	711	686
Northern States Pwr Co Mn	2.20%	8/15/2020	170	170	170
Northrop Grumman Corp	5.05%	8/1/2019	324	339	358
Novartis Cap Corp	2.40%	9/21/2022	453	450	449
Occidental Petroleum Corp	4.10%	2/1/2021	470	488	501
Oncor Elec Delivery Co Llc	2.95%	4/1/2025	194	194	184
Oneok Partners Lp	8.63%	3/1/2019	300	372	339
Oneok Partners Lp	3.38%	10/1/2022	81	81	66
Oracle Corp	5.00%	7/8/2019	267	318	300
Oracle Corp	2.50%	10/15/2022	211	210	207
Oracle Corp	2.80%	7/8/2021	162	162	166
Oracle Corp	2.95%	5/15/2025	429	427	420
Pacific Gas & Elec Co	3.85%	11/15/2023	381	380	397
Pepsico Inc	2.75%	3/5/2022	542	544	549

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Pepsico Inc	2.75%	3/1/2023	121	122	122
Pepsico Inc	3.10%	7/17/2022	49	50	51
Petroleos Mexicanos	3.50%	1/30/2023	130	129	115
Philip Morris Intl Inc	4.50%	3/26/2020	138	158	152
Philip Morris Intl Inc	2.63%	3/6/2023	275	270	272
Philips Electronics Nv	5.75%	3/11/2018	267	300	291
Pnc Bk Na	3.25%	6/1/2025	405	404	404
Pnc Fdg Corp	4.38%	8/11/2020	243	238	266
Pnc Finl Svcs Grp Inc	3.90%	4/29/2024	89	89	92
Principal Finl Grp Inc	1.85%	11/15/2017	138	137	138
Procter & Gamble Co	2.30%	2/6/2022	73	72	73
Procter & Gamble Co	3.10%	8/15/2023	97	100	102
Progress Energy Inc	4.88%	12/1/2019	405	469	436
Raytheon Co	3.13%	10/15/2020	162	166	169
Raytheon Co	3.15%	12/15/2024	170	169	171
Republic Svcs Inc	5.50%	9/15/2019	194	230	217
Reynolds Amern Inc	6.75%	6/15/2017	413	476	442
Rio Tinto Fin Ltd	3.75%	6/15/2025	105	105	96
Rio Tinto Fin Ltd	3.50%	3/22/2022	16	16	15
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	170	166	168
Rock Tenn Co	4.90%	3/1/2022	105	114	113
Rogers Comm Inc	6.80%	8/15/2018	243	286	277
Rogers Comm Inc	3.00%	3/15/2023	113	113	111
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	283	282	318

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
San Diego Gas & Elec Co	3.60%	9/1/2023	113	119	119
Santander Uk Grp Hldgs Plc	2.88%	10/16/2020	202	202	202
Schlumberger Investment Sa	3.65%	12/1/2023	113	113	115
Scripps Networks Interactive	3.95%	6/15/2025	202	202	194
Seagate Hdd Cayman	4.75%	6/1/2023	73	65	64
Select Income Reit	2.85%	2/1/2018	97	97	98
Shell Intl Fin Bv	4.30%	9/22/2019	372	421	401
Shell Intl Fin Bv	2.00%	11/15/2018	1,182	1,190	1,187
Southern Ca Edison Co	3.50%	10/1/2023	316	320	329
Southern Copper Corp	3.88%	4/23/2025	202	201	183
Svenska Handelsbanken Ab	2.50%	1/25/2019	405	404	413
Synchrony Finl	4.25%	8/15/2024	178	178	179
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	348	347	334
Time Warner Cable Inc	5.85%	5/1/2017	162	186	171
Time Warner Cable Inc	8.75%	2/14/2019	219	297	261
Time Warner Inc	4.75%	3/29/2021	381	381	414
Time Warner Inc	4.00%	1/15/2022	40	40	43
Total Cap Intl Sa	2.70%	1/25/2023	138	133	134
Travelers Cos Inc	5.80%	5/15/2018	453	498	498
Treasury Bond	8.00%	11/15/2021	2,129	2,943	2,865
Treasury Note	1.25%	11/30/2018	15,141	15,057	15,132
Treasury Note	2.00%	11/30/2020	10,760	10,773	10,888
Treasury Note	0.63%	2/15/2017	4,923	4,927	4,922
Treasury Note	1.63%	4/30/2019	5,085	5,119	5,128

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Treasury Note	0.88%	8/15/2017	8,971	8,985	8,981
Treasury Note	2.38%	8/15/2024	3,538	3,606	3,607
Treasury Note	2.13%	9/30/2021	3,271	3,338	3,323
Treasury Note	1.50%	10/31/2019	2,955	2,950	2,954
Treasury Note	2.13%	12/31/2021	1,328	1,372	1,340
Treasury Note	0.88%	1/15/2018	8,323	8,336	8,319
Treasury Note	1.75%	2/28/2022	9,165	9,200	9,089
Treasury Note	1.75%	3/31/2022	3,943	3,901	3,900
Treasury Note	1.00%	8/15/2018	3,903	3,884	3,892
Treasury Note	3.13%	5/15/2019	640	689	677
Treasury Note	2.25%	11/15/2025	1,700	1,694	1,702
Treasury Note	2.00%	11/30/2022	5,676	5,678	5,655
Treasury Note	1.63%	11/30/2020	1,574	1,573	1,567
Treasury Note	1.25%	12/15/2018	8,072	8,062	8,060
Treasury Note	1.75%	12/31/2020	453	452	453
Treasury Note	1.88%	9/30/2017	4,121	4,224	4,199
Treasury Note	2.63%	11/15/2020	11,505	11,963	11,993
Treasury Note	2.63%	1/31/2018	1,409	1,475	1,468
Treasury Note	1.50%	8/31/2018	4,178	4,207	4,227
Treasury Note	0.88%	11/30/2016	6,315	6,358	6,324
Treasury Note	1.00%	3/31/2017	8,040	8,084	8,073
Treasury Note	0.63%	5/31/2017	5,627	5,624	5,605
Treasury Note	0.75%	10/31/2017	656	653	653
Treasury Note	0.88%	1/31/2018	1,004	1,001	1,003
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Treasury Note	0.75%	2/28/2018	9,781	9,737	9,722
Treasury Note	0.63%	4/30/2018	980	974	968
Treasury Note	1.00%	5/31/2018	7,238	7,263	7,208
Tva	3.88%	2/15/2021	405	402	448
Tva	2.88%	9/15/2024	291	288	296
Tyco Electronics Grp Sa	6.55%	10/1/2017	154	187	168
Tyson Foods Inc	3.95%	8/15/2024	235	234	245
UBS Ag Stamford	2.38%	8/14/2019	405	404	408
UBS Ag Stamford	1.80%	3/26/2018	405	404	406
Unilever Cap Corp	4.25%	2/10/2021	300	299	332
Union Pacific Corp	4.00%	2/1/2021	381	405	413
United Parcel Svc Inc	5.13%	4/1/2019	65	76	72
United Parcel Svc Inc	3.13%	1/15/2021	227	234	239
United Technologies Corp	3.10%	6/1/2022	291	293	297
Unitedhealth Grp Inc	4.70%	2/15/2021	194	212	216
Unitedhealth Grp Inc	2.88%	3/15/2022	24	24	24
Unitedhealth Grp Inc	1.40%	10/15/2017	178	178	178
Unitedhealth Grp Inc	2.88%	3/15/2023	154	153	154
Unitedhealth Grp Inc	3.75%	7/15/2025	283	283	297
Verizon Comms Inc	5.15%	9/15/2023	1,417	1,415	1,579
Viacom Inc	5.63%	9/15/2019	113	135	124
Viacom Inc	3.13%	6/15/2022	162	160	150
Wal Mart Stores Inc	5.38%	4/5/2017	178	210	190
Walt Disney Co	2.75%	8/16/2021	235	232	241

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Walt Disney Co	1.10%	12/1/2017	154	153	153
Waste Mgmt Inc	4.60%	3/1/2021	130	140	142
Waste Mgmt Inc	2.90%	9/15/2022	121	120	120
Watson Pharmaceuticals Inc	6.13%	8/15/2019	251	304	286
Watson Pharmaceuticals Inc	3.25%	10/1/2022	186	185	185
Wbcmt_06-C25	5.77%	5/15/2043	372	429	376
Wbcmt_06-C27	5.77%	7/15/2045	159	173	160
Wellpoint Inc	3.13%	5/15/2022	866	840	854
Wells Fargo & Co	5.63%	12/11/2017	850	943	915
Wells Fargo & Co	4.13%	8/15/2023	24	24	26
Western Gas Partners Lp	4.00%	7/1/2022	130	134	117
Williams Partners Lp	4.30%	3/4/2024	494	493	398
Xerox Corp	2.95%	3/15/2017	178	178	181
Xto Energy Inc	5.50%	6/15/2018	202	244	221
Xylem Inc	4.88%	10/1/2021	275	300	296
Zimmer Hldgs Inc	2.70%	4/1/2020	211	210	210
Wrapper				—	157
Fair value of contract				415,673	416,984
Prudential GA-63578
Aeptc 2012-1 A2	1.98%	6/1/2020	5,182	5,229	5,196
Cash			5,796	5,796	5,796
Chait 2015-A7 A7	1.62%	7/16/2018	4,210	4,209	4,199
Comet 2015-A1 A	1.39%	3/15/2018	4,858	4,853	4,833
Comm 2014-Cr14 A2	3.15%	1/10/2019	4,008	4,159	4,090

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fhr 3705 Dc	3.50%	7/15/2016	8,097	246	248
Fhr 3706 Eb	2.00%	4/15/2016	10,121	137	138
Fhr 3774 Ab	3.50%	7/15/2020	14,946	3,773	3,761
Fhr 3856 Ea	3.00%	6/15/2018	5,635	700	714
Fhr 3979 Gd	3.00%	11/15/2021	5,668	2,301	2,291
Fhr 4272 Yg	2.00%	2/15/2022	8,097	4,445	4,416
Fhr 4486 Jn	2.00%	2/15/2024	4,858	4,657	4,638
Fnr 2010-104 Ba	3.50%	8/25/2016	6,963	272	275
Fnr 2010-99 Dp	3.00%	11/25/2019	25,504	4,210	4,180
Fnr 2011-132 A	3.00%	8/25/2021	12,955	4,910	4,898
Fnr 2011-98 Ae	2.50%	11/25/2019	13,117	4,829	4,784
Fnr 2015-48 Db	3.00%	11/25/2020	4,858	4,767	4,732
Fordo 2015-C A3	1.41%	11/15/2019	1,976	1,975	1,968
Gmalt 2015-3 A3	1.69%	6/20/2018	3,805	3,805	3,782
Gnr 2010-139 Ph	3.00%	9/20/2016	5,668	500	500
Gnr 2010-151 Dq	4.00%	4/20/2020	9,959	4,375	4,344
Gnr 2011-160 A	3.00%	4/20/2020	10,526	4,314	4,326
Gnr 2011-51 Lx	4.00%	7/22/2019	3,239	3,441	3,335
Gnr 2014-140 Mv	4.00%	2/20/2020	3,239	3,231	3,224
Gsms 2012-Gcj9 A2	1.76%	11/10/2017	5,263	5,301	5,262
Jdot 2015-B A3	1.44%	4/15/2019	4,453	4,452	4,435
Jpmbb 2013-C12 A2	2.42%	6/15/2018	4,858	4,967	4,893
Msbam 2013-C11 A2	3.09%	8/15/2018	4,243	4,396	4,343
Msbam 2015-C26 A1	1.59%	9/15/2020	4,372	4,323	4,279

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
T 0 7/8 10/15/18	0.88%	10/15/2018	19,542	19,422	19,363
T 1 1/8 06/15/18	1.13%	6/15/2018	2,656	2,659	2,651
Taot 2015-C A3	1.34%	6/15/2018	4,210	4,210	4,201
Wrapper				—	28
Fair value of contract				130,864	130,123
Royal Bank of Canada Contract No. Citigroup01
Abbvie Inc Sr Unsec	3.60%	5/14/2025	3,557	3,587	3,517
Abn Amro Bank Nv Sr Unsec 144A	2.45%	6/4/2020	1,601	1,598	1,589
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,646	3,638	3,560
American Express Glbl Sr Nt	7.00%	3/19/2018	3,557	4,475	3,947
Amgen Inc Sr Unsec	3.13%	5/1/2025	1,512	1,486	1,439
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	800	836	817
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,579	3,409	2,982
AT&T Inc Sr Unsec	3.40%	5/15/2025	1,512	1,477	1,456
Baidu Inc Sr Unsec	2.75%	6/9/2019	2,757	2,761	2,746
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	4,446	4,644	4,555
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	2,223	2,491	2,443
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	711	703	656
Cash Collateral Fut Rdr Usd	0.20%	12/31/2060	142	142	142
Cash Collateral Lch Fob Usd	0.10%	12/31/2060	297	297	297
Chait 2015-A5 A	1.36%	4/15/2020	889	889	885
Cobb-Marietta Coliseu	2.55%	7/1/2021	1,112	1,112	1,107
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	1,200	1,196	1,205
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	1,017	1,064	939

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	400	404	360
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	8,003	7,931	7,898
FHLMC Gold 30Yr #Q3-7305	3.00%	11/1/2045	3,610	3,618	3,609
Fin Fut Us 10Yr Cbt 03/21/16	6.00%	3/22/2016	(7,736)	(9,768)	(9,741)
Federal Natl Mtg Assn Nt (3.5Mmm)	1.75%	11/26/2019	8,003	8,101	8,049
Federal Natl Mtg Assn Pass Thru 20Yr #255075	5.50%	2/1/2024	816	911	909
Federal Natl Mtg Assn Pass Pass Thru 20Yr #256600	5.50%	2/1/2027	3	3	3
Federal Natl Mtg Assn Pass Thru 20Yr #257047	5.50%	1/1/2028	121	135	134
Federal Natl Mtg Assn Pass Thru 20Yr #310164	5.50%	1/1/2026	568	634	633
Federal Natl Mtg Assn Pass Thru 20Yr #888843	5.50%	3/1/2027	172	192	191
Federal Natl Mtg Assn Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	419	467	466
Federal Natl Mtg Assn Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	184	205	205
Federal Natl Mtg Assn Pass Thru 20Yr #Al6938	5.50%	4/1/2030	433	483	483
Federal Natl Mtg Assn Pass Thru 30Yr #357908	5.50%	7/1/2035	34	38	38
Federal Natl Mtg Assn Pass Thru 30Yr #756202	5.50%	12/1/2033	33	37	37
Federal Natl Mtg Assn Pass Thru 30Yr #802316	5.50%	11/1/2034	26	29	29
Federal Natl Mtg Assn Pass Thru 30Yr #804303	5.50%	11/1/2034	71	79	79
Federal Natl Mtg Assn Pass Thru 30Yr #808040	5.50%	2/1/2035	819	915	924
Federal Natl Mtg Assn Pass Thru 30Yr #817640	5.50%	11/1/2035	453	506	505
Federal Natl Mtg Assn Pass Thru 30Yr #831356	5.50%	3/1/2036	379	423	425
Federal Natl Mtg Assn Pass Thru 30Yr #849299	5.50%	1/1/2036	610	681	685
Federal Natl Mtg Assn Pass Thru 30Yr #865433	5.50%	2/1/2036	26	29	29
Federal Natl Mtg Assn Pass Thru 30Yr #889561	5.50%	6/1/2038	497	554	556
Federal Natl Mtg Assn Pass Thru 30Yr #940765	5.50%	6/1/2037	242	272	270

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn Pass Thru 30Yr #995759	5.50%	11/1/2038	1,718	1,926	1,922
Federal Natl Mtg Assn Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	199	222	223
Federal Natl Mtg Assn Pass Thru 30Yr #Al7579	5.50%	2/1/2042	434	484	485
Federal Natl Mtg Assn Pass Thru 30Yr #As0924	5.00%	11/1/2043	3,879	4,298	4,274
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	6,934	6,751	6,951
Federal Natl Mtg Assn P-T Dus #Am1964	2.18%	12/1/2022	1,799	$1,671	$1,768
Federal Natl Mtg Assn Tba 3.0% Jan 30Yr	3.00%	1/13/2046	7,114	7,146	7,115
Federal Natl Mtg Assn Tba 5.0% Jan 30Yr	5.00%	1/13/2046	4,446	4,896	4,895
Ford Motor Credit	8.13%	1/15/2020	2,134	$2,710	$2,516
Ford Motor Credit Co Llc Sr Unsecured	5.75%	2/1/2021	800	$928	$885
General Electric Co Sr Unsec	2.70%	10/9/2022	5,335	5,458	5,318
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	5,069	5,065	4,991
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	3,379	3,973	3,759
Industry Pub Facs-A	4.34%	7/1/2024	889	915	909
IRS Usd 2.50000 12/16/15-10Y Lch	2.50%	12/16/2025	(4,891)	58	(145)
Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	1,156	1,155	1,148
Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	5,513	5,431	5,370
Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	3,290	3,321	2,804
Medtronic Inc Sr Unsec	3.50%	3/15/2025	2,757	2,847	2,782
Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	1,690	1,689	1,663
Navsl 2015-1 A1 1Mlib+30Bp	0.72%	9/26/2022	857	857	853
Navsl 2015-3 A1 1Mlib+32Bp	0.74%	7/25/2030	1,000	1,000	993
New York Life Global Fdg 144A	1.95%	2/11/2020	1,867	1,867	1,832
Nordea Bank Ab Sr Unsec Frn 144A	1.37%	9/17/2018	1,067	1,067	1,072

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Oracle Corp Sr Unsec	2.50%	5/15/2022	1,023	1,019	1,005
	Port Seattle-Txbl-B1	7.00%	5/1/2036	1,778	2,054	2,011
	Rabobank Nederland Nt	4.50%	1/11/2021	3,557	3,973	3,873
	Royal Bank Of Canada	1.88%	2/5/2021	1,956	1,956	1,923
	Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	1,512	1,517	1,542
	Shell International Fin Sr Unsec	0.81%	5/11/2020	3,468	3,468	3,421
	SLMA 2005-3 A5	0.41%	10/25/2024	969	961	949
	SLMA 2005-6 A5A 3Mlib+11Bp	0.43%	7/27/2026	942	937	932
	SLMA 2005-8 A3	0.43%	10/25/2024	665	665	664
	SLMA 2006-1 A4 3Mlib+9	0.41%	7/25/2019	839	837	834
	SLMA 2006-4 A5 3Mlib+10Bp	0.42%	10/27/2025	834	831	827
	Societe Generale Sr Unsec 144A	2.63%	9/16/2020	1,956	1,948	1,957
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	2,934	3,614	2,498
*	State Street Bank + Trust Co 2236	(0.20)%	12/1/2030	477	477	477
	Sumitomo Mitsui Banking Sr Unsec Frn	0.90%	1/16/2018	800	802	798
	Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	2,223	2,221	2,209
	Synchrony Financial Sr Unsec	1.56%	2/3/2020	1,778	1,778	1,752
	Taot 2015-C A2A	0.93%	2/15/2018	578	578	577
	U S Treasury Bills	—%	1/21/2016	3,735	3,734	3,735
	U S Treasury Bills	—%	1/7/2016	1,690	1,689	1,690
	U S Treasury Bills	—%	1/28/2016	267	267	267
	U S Treasury Bills	—%	1/14/2016	445	445	445
	U S Treasury Inflate Prot Bd	0.13%	7/15/2022	2,483	2,483	2,410
	U S Treasury Inflate Prot Bd	0.13%	4/15/2020	7,857	7,818	7,763

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
U S Treasury Inflate Prot Bd	0.13%	4/15/2019	25,273	25,267	25,135
U S Treasury Note	0.38%	1/31/2016	17,251	17,267	17,253
U S Treasury Note	1.50%	6/30/2016	34,236	34,658	34,398
U S Treasury Note	1.00%	5/15/2018	26,677	26,666	26,549
U S Treasury Note	0.63%	8/31/2017	9,337	9,320	9,278
U S Treasury Note	0.63%	5/31/2017	26,499	26,450	26,386
U S Treasury Note	0.50%	1/31/2017	47,130	47,128	46,963
UBS Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	4,891	4,941	4,888
US Bank Na Cincinnati Sr Unsec Frn	0.62%	1/26/2018	2,223	2,223	2,213
Vanderbilt University Nt Unsec	5.25%	4/1/2019	889	993	976
Verizon Communicationssr Unsec	3.50%	11/1/2024	3,379	3,413	3,344
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	145	145	145
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	255	255	255
Wells Fargo & Company Sr Unsec	1.00%	1/30/2020	2,534	2,534	2,513
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	2,401	2,407	2,426
Uninvested Cash Plus Receivables				1,528	1,528
Net Unsettled Trades				(4,662)	(4,662)
Net Futures Held				9,738	9,738
Centrally Cleared Swaps (Due To) / Due From Broker				149	149
Wrapper				—	90
Fair value of contract				374,911	369,565
Voya Retirement Ins & Annuity Co 60266
1-3 Year Credit Bond Index Fund			2,342	23,853	27,115
Asset-Backed Securities Index Fund			1,959	47,681	65,035

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Commercial Mortgage-Backed Index Fund			334	5,538	9,025
Gov1-3A			365	41,158	41,572
Intermediate Govt Bond Index Fund			746	29,492	30,705
Intermediate Term Credit Bond Index Fund			1,918	77,464	97,563
Long Term Government Bond Index Fund			92	6,776	7,143
Mortgage-Backed Securities Index Fund			1,691	58,643	83,182
Wrapper				—	734
Fair value of contract				290,605	362,074
Total synthetic GICs				1,519,866	1,581,797
Total GICs (including wrapper contracts)				1,840,171	1,904,109
Total investments				24,336,354	28,050,791

Loans receivable from participants
248 loans carrying an interest rate of 4.25% with maturities up to 18 years				—	1,365,191
Total				24,336,354	29,415,982

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

By: /s/ J. Michael Murray
J. Michael Murray
Global Head of Human Resources

Date: June 10, 2016